04010105

7/19

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinei Bank, Ltd.

*CURRENT ADDRESS 1-8 Uchisaiwaicho 2-chome
Chiyoda-Ku, Tokyo
100-8507, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

FILE NO. 82- 34775 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EB

DAT : 2/24/04



Better Banking



SHINSEI BANK

Annual Report 2002





Growing banking portfolio supports financially sound and profitable institution

Better Banking

Products and services that meet customer needs

SHINSEI BANK

Institutional Banking

Corporate/Financial Institutions Banking
- Loan Origination
- Non-Recourse Finance
- Project Finance
- Securitization
- Corporate Advisory/Mergers and Restructurings
- Asset Management

Retail Banking

- The *PowerFlex* Account
- Shinsei Financial Centers
- 24x7 Banking via:
  - International ATM Network
  - *PowerDirect* Internet Banking
  - *PowerCall* Telephone Banking
- *PowerSmart* Housing Loans





Summary of Events since the Inauguration of Shinsei Bank

2000	
March	New bank launched
	New Board of Directors and management appointed
April	Commencement of counter sales of investment trusts
May	Commencement of three-year coupon debenture issuance (market offering)
June	Name changed from The Long-Term Credit Bank of Japan, Limited, to Shinsei Bank, Limited
	Introduction of management information system (MIS)
	Commencement of monthly accounts closing
July	Adoption of new human resources system (based on the three pillars of performance-based reward, decentralized authority over appointments and proactive utilization of external human resources)
October	Commencement of cooperation with the postal savings system (automatic teller machine (ATM) networks, fund transfers)
November	Start of operation of wide area network (WAN) connecting all domestic offices (for data and voice traffic)
	Cooperation with six trust banks (ATM networks)

2001	
May	Commencement of operations by Shinsei Securities Co., Ltd.
June	Start of new retail banking services
	Launch of *PowerFlex* comprehensive account
	Opening of Shinsei Financial Center (Head Office)
	Launch of Internet banking
	Start of 24-hour/365-day ATM service
July	Opening of Hibiya Branch
August	Extension of retail branch business hours to 7:00 p.m.
September	Extension of post office ATM operating hours (to 11:00 p.m. on weekdays; also open on holidays)
December	Commencement of ATM tie-up with IY Bank Co., Ltd.
	Opening of Roppongi and Meguro branches
	Collateralized loan obligation (CLO) program launched, ¥115 billion in securities issued
	Yahoo! Café opened at Head Office
	Introduction of five-year yen time deposit

2002	
January	Establishment of Institutional Banking Group
February	Introduction of 10-year yen time deposit
	Offering of *PowerSmart* housing loans
March	Establishment of Wealth Management Division
	ATM tie-up with Keihin Electric Express Railway Co., Ltd.
April	Establishment of Corporate Revitalization Team
July	Opening of Hiroo Branch

At a Glance

Shinsei Bank, Limited, and Subsidiaries
For the Years Ended March 31, 2002, 2001 and 2000

Net Income


(Billions of Yen)
100
75
50
25
0
90.4
55.0
61.2
35.4
3/2001
3/2002
Net Income
Non-Recurring Gain from the Sale of Equity Portfolio to the Deposit Insurance Corporation of Japan

Capital Adequacy Ratio (Domestic Criteria) and Total Stockholders' Equity


(Billions of Yen)
(%)
800
600
400
200
0
20
15
10
5
0
16.99%
17.04%
12.21%
623.5
582.8
473.5
3/2000
3/2001
3/2002
Total Stockholders' Equity
Capital Adequacy Ratio (Domestic Criteria)

Gross Business Profit and Non-Interest Income


(Billions of Yen)
(%)
160
120
80
40
0
40
30
20
10
0
127.3
30.6%
100.5
14.7%
38.9
14.7
3/2001
3/2002
Gross Business Profit*
Non-Interest Income*
Non-Interest Income as a Percentage of Gross Business Profit
(*Including Gain from Money Held in Trust)

Contents

Consolidated Financial Highlights

Shinsei Bank, Limited, and Subsidiaries
For the Years Ended March 31, 2002 and 2001

	Billions of Yen		Millions of U.S. Dollars
	2002	2001	2002
For the Year			
Total Income	¥ **246.5**	¥ 308.0	$ **1,851.0**
Total Expenses	**206.2**	217.0	**1,548.2**
Income before Income Taxes and Minority Interests	**40.3**	90.9	**302.8**
Net Income	**61.2**	90.4	**459.6**
Per Share (in Yen and U.S. Dollars)			
Net Income	¥ **21.11**	¥ 31.87	$ **0.16**
Cash Dividends:			
Common Stock	**1.11**	1.11	**0.01**
Preferred Stock:			
Series 2	**13.00**	13.00	**0.10**
Series 3	**4.84**	4.84	**0.04**
Total Stockholders' Equity	**105.50**	90.52	**0.79**
Balances at Year-End			
Total Assets	**¥8,069.5**	¥9,485.7	**$60,582.2**
Loans and Bills Discounted	**4,801.9**	6,187.3	**36,050.3**
Debentures	**2,786.3**	3,670.4	**20,918.5**
Deposits, Including NCDs	**2,260.7**	3,218.8	**16,972.6**
Total Stockholders' Equity	**623.5**	582.8	**4,681.1**
Ratios (%)			
Return on Total Stockholders' Equity	**10.90%**	19.06%	
Return on Total Assets	**0.74**	0.83	
Capital Adequacy Ratio (Domestic Criteria)	**17.04**	16.99	

Notes: 1. Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the reader's convenience. U.S. dollar amounts are translated at ¥133.20=US$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 29, 2002.
2. Since all yen figures have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts.
3. Cash dividends are declared on both common stock and preferred stock.

Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intent, belief, or current expectations and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.

To Our Customers, Partners and Stakeholders



As I review the 12-month period ended March 31, 2002, I am pleased to report that Shinsei Bank's performance has exceeded our expectations. Despite a tumultuous global situation, we are encouraged by our achievements, which go a long way to showing that our strategy is the right one for Shinsei.

Challenges often bring to the front new ideas and new solutions, and that is certainly the case at Shinsei. As we report on our progress in fiscal 2001 and plan for the coming year, we look forward to continuing to improve the asset quality of the Bank and offering our retail and corporate customers new and innovative ideas, products and services, while maintaining our policy of openness and transparency.

All of our efforts are aimed at building better banking for Japan.

Strong Financial Results

Financially, fiscal 2001 was a good year, with consolidated net income of ¥61.2 billion. In fiscal 2000, net income was ¥90.4 billion, but if a ¥55.0 billion non-recurring gain from the sale of equity portfolio to the Deposit Insurance Corporation of Japan (DIC) were excluded, the amount would have been ¥35.4 billion. Therefore, on an adjusted basis, we recorded an

"All of our efforts are aimed at building better banking for Japan."

increase in consolidated net income of 73%. On a non-consolidated basis, net income was ¥60.7 billion, which was 61% higher than the target we set in the *Plan for Restoring Sound Management*, submitted to the Japanese government in March 2000.

The capital adequacy ratio remained high, at 17.04% (on a consolidated basis, using domestic criteria) as of March 31, 2002.

Along with these financial achievements, we also moved forward on some important goals.

Implementation of the New Business Model

There is a significant new spirit at the Bank. The clarity of our aims and the successes that we have so far experienced have generated a new entrepreneurial culture. Shinsei employees are driving many of our strategic plans at a faster rate than we had anticipated.

In institutional banking, Shinsei has delivered on increasing its presence in new financial products for companies in Japan, as well as broadening the streams of income for the Bank. For example, we executed an innovative mortgage-backed securitization and a CLO program.

To enhance service quality, the relationship management and product divisions were integrated into a single Institutional Banking Group, and a special team was created for corporate revitalization business. As a consequence of these and other value-adding activities, non-interest income accounted for more than 30% of gross business profit, compared with just 15% the previous year.

In retail banking, Shinsei's customer-focused approach is attracting a growing number of Japanese individuals. We launched the new retail bank in June 2001, offering a comprehensive *PowerFlex* account, and since then have been rolling out a variety of innovative products and services. In addition to the Bank's newly designed branch network, Shinsei's Internet bank, call centers and ATMs provide 24x7 service to our customers. Also, various ATM network alliances have been established to enhance customer convenience.

"We certainly have come a long way in a short time, but there remains much to do."

Improved Asset Quality through Focused Lending

All these developments mean that we have now a wide range of servicing capabilities to meet our customers' changing and diversified needs while boosting our earning power. However, what is especially important is that we have continued to improve the quality of the assets that underlie the Bank. The Bank's non-performing loans decreased more than ¥180 billion in fiscal 2001. They still represented 20% of total loan assets as of March 31, 2002, and our target is to reduce the ratio to around the 5% level in the near future.

The risk management and assessment functions are core elements of our banking discipline. By deploying our advanced management information systems, we are able to quickly and effectively assess risk at Group level, allowing the various business units of the Bank to structure transactions more accurately while applying adequate pricing to risk.

Building Better Banking

When Shinsei began in its present form, its aims were very clear: improve the asset quality of the Bank; adopt the best global ideas and practices on banking; and focus on expanding the Bank's skills in two specific areas—institutional banking and retail banking. We also pledged to apply the most transparent global best practices to Shinsei's reporting and corporate governance.

We certainly have come a long way in a short time, but there remains much to do. The needs of the market segments that we are targeting—Japanese retail banking customers and Japanese institutional customers—are continuing to evolve even as Shinsei changes and improves. Of course our success going forward will depend on our financial health and strength. But fundamentally, we must continue to show that Shinsei is focused on building better banking for Japan, leading in creating a new financial environment.

"In building a better Shinsei, we will become more attractive to our customers, our partners, our employees and to the business and social communities in which we operate."

Better banking means providing businesses and institutions with choices and products that allow them to better fund and plan their economic future. They need creative solutions and new ways to structure, finance and manage funding requirements and risk. On pages 12–15 of this report, we describe how Shinsei is attracting institutional customers in every area.

Better banking also means ensuring retail customers can enjoy a relationship with Shinsei that allows them to manage their funds in the best way possible. They should have easier access to accounts, flexibility, responsiveness, and most importantly, choice in the way they want to bank. Take a look at pages 16–17 of this report for a more detailed description of our retail banking strategy.

By focusing on our chosen market segments, Shinsei intends to show superior financial and operating performance, improve its financial strength and ratings, and pursue listing in the future. In building a better Shinsei, we will become more attractive to our customers, our partners, our employees and to the business and social communities in which we operate.

July 2002

Masamoto Yashiro
Chairman, President and CEO

Q: You've entitled your annual report "Better Banking"—in what way is Shinsei's approach better?

A: Shinsei wants to create a bank that provides better choice, better services and new ideas to our retail and institutional customers. The Japanese market is undergoing tremendous change—retail customers are far more interested in how best to manage their financial future. They aren't satisfied with just the minimum. Better banking for them means things like commission-free services, 24-hour convenience, and competitive interest rates. Institutions, too, are facing new challenges resulting from a prolonged recession and continuing needs to better handle debt and balance sheet issues. Shinsei aims to offer these customers innovative solutions rather than the "plain vanilla" lending products. Overall, we want Shinsei to be a leader in creating a whole new environment in the Japanese financial services sector.



Q: What is Shinsei Bank's distinguishing characteristic?

A: We're proud of how we are combining various skills and approaches to build a better bank for both retail and institutional customers. For example, Shinsei is using the best Japanese and Western banking practices, maintaining Japanese cultural ideals of commitment, equality and harmony, while incorporating Western models of efficiency and competition. Shinsei is also a hybrid between a commercial bank and an investment bank, providing more customized banking services and products tailored to the individual needs of the customer. Furthermore, Shinsei has achieved diversity in its management team, drawing the best people with a range of backgrounds and skills, in order to ensure ongoing innovation and strong leadership in the future.

Q: The end to public guarantees of savings deposits in April 2002 doesn't sound like a positive development for Japanese consumers—why do you say this will benefit consumers in the long run?

A: The new deposit insurance rules still protect savings up to ¥10 million of time deposits in a single account, while encouraging individuals to identify alternative ways to invest their savings above that amount. The key here is that individuals are now much more likely to take advantage of a wider range of investment choices, including more careful selection of the banks they do business with. They will focus on soundness and transparency of banks, adding pressure on management. To attract new retail customers, banks will have to become more efficient and competitive, providing better products and services. The best banks will be those that meet consumers' needs in a cost-effective and user-friendly manner. This will create stronger and more responsive financial institutions. That's what we're counting on here at Shinsei Bank, and that's why we are introducing new products and services that have never before been offered in the Japanese marketplace.



Q: Shinsei Bank is a recent entrant to the already crowded Japanese retail banking market—how will you attract customers?

A: It's pretty simple to me—we have to be the best bank for retail customers! For years the Japanese retail banking customer wasn't really given any choice as to what was available where they banked. A survey shows that many customers are not satisfied with Japanese retail banking. The environment is now changing and Shinsei is going to lead. Our *PowerFlex* retail banking accounts are functional, valuable tools that put a lot of services into the hands of depositors. As customers have gotten more sophisticated and demanding, we see their reaction to this approach. *PowerFlex* saw 150,000 accounts established in less than one year. The other services are similarly geared to treat depositors as valuable customers—our financial centers are welcoming, our call centers are efficient and friendly, and we've changed the hours of operation of many of our branches to coincide with times when our customers want to use them. Internet transactions are now free of charge, as are certain ATM transactions. Our leading-edge technology and low cost structure have enabled us to implement these services. We are committed to providing good value on basic transactional banking services.

Q: Part of your strategy for serving institutional customers is developing and offering new products. What specific ideas do you have? Furthermore, do you think this will have anything to do with an increase in profits other than interest margins?

A: Our institutional clients need more than a traditional commercial lending arrangement—which has largely become a commodity product anyway. Shinsei is rapidly building a portfolio of sophisticated and innovative financing services that meet customers' needs. For years this area was dominated by European and U.S. investment banks which benefited from the better profitability and returns of assets generated by these value-added approaches. Moreover, the problems related to the financing of corporate customers are not simply ones of funding. Balance sheets need to be streamlined, and there is an increasing need to dispose of non-essential assets. We provide various products and services, such as securitization, non-recourse financing, credit derivatives and asset management, that increase profitability without adding to asset growth. These businesses have grown significantly, contributing to the increase in our non-interest income, which represented about 30% of total gross business profit in the last fiscal year.

Q: What does "pricing credit risk appropriately" really mean?

A: It means that an institution is adequately compensated for the potential loss it incurs when it lends money to a customer or counterparty. We don't think that the current corporate loan market is adequately pricing risk—which is why the current returns in the Japanese loan market are low or non-existent. It is important to improve loan portfolios so that they have a proper risk-adjusted return. Maintaining an existing business relationship is important, but without appropriate risk management, neither the profitability nor the health of the bank will improve and this puts depositors and investors at risk. Therefore, we discuss and negotiate with customers to secure a return that matches the risk. When we find interest income alone would not be sufficient for the risk taken, we try either to generate revenues from other products and services, or to reduce the risk in some way. Other banks have also begun to move in the same direction, and we believe that understanding of proper risk return throughout the financial market is deepening.

Q: Shinsei received a business improvement order in September 2001 from the Japanese Financial Services Agency related to its targets for lending to small and medium-sized enterprises (SMEs). What was the Bank's response?

A: Our commitment to small and medium-sized businesses is strong. I chair our committee to promote such lending and we made the utmost effort to achieve the lending target set in March 2002. Our effort led to an increase in lending volume of about ¥120 billion as of March 31, 2002. We exceeded our mandated target of an ¥18.2 billion increase—as we stayed within a risk profile that allows us to lend with confidence.

The Shinsei Bank Management Team

Chairman, President and CEO
Masamoto Yashiro



Senior Managing Director
Hidebumi Mori



CFO, Senior Corporate Executive Officer
David M. Fite





Teruaki Yamamoto
Senior Managing Director,
Institutional Banking Group



Tadashi Ishikuro
Director, Corporate Banking
Business Sub-Group



Koichiro Nakaya
Relationship Group



Janak Raj
Risk Management Group

(As of June 28, 2002)

Board of Directors and Statutory Auditors

Chairman and President	Masamoto Yashiro	
Senior Managing Director	Hidebumi Mori	
Senior Managing Director	Teruaki Yamamoto	
Director	Tadashi Ishikuro	
Director	Timothy C. Collins	CEO, Ripplewood Holdings, LLC
Director	J. Christopher Flowers	Vice Chairman, The Enstar Group, Inc.
Director	Akira Aoki	Counselor, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Chairman, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Lawyer
Director	Michael J. Boskin	Professor, Stanford University
Director	Emilio Botín	Chairman, Banco Santander Central Hispano SA
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	
Standing Statutory Auditor	Koji Saito	
Statutory Auditor	Akira Sudo	CPA
Statutory Auditor	Makiko Yasuda	Lawyer

Institutional Banking Group
Brian F. Prince



Financial Institutions Business Sub-Group
Masazumi Kato





Jun Daikuhara
Asset Management Service Division

Banking Infrastructure Group
Dhananjaya Dvivedi



Chief of Staff, Retail Banking Group
K. Sajeeve Thomas





Satoru Katayama
Retail Bank Sub-Group

Senior Advisors

Senior Advisor	Paul A. Volcker	
Senior Advisor	Vernon E. Jordan, Jr.	Managing Director, Lazard Frères & Co. LLC
Senior Advisor	John S. Reed	

Corporate Executive Officers

CEO	Masamoto Yashiro
Senior Managing Director	Hidebumi Mori
Senior Managing Director, Institutional Banking Group	Teruaki Yamamoto
Director, Corporate Banking Business Sub-Group	Tadashi Ishikuro
CFO, Senior Corporate Executive Officer	David M. Fite
Chief of Staff, Retail Banking Group	K. Sajeeve Thomas
Banking Infrastructure Group	Dhananjaya Dvivedi
Institutional Banking Group	Brian F. Prince
Risk Management Group	Janak Raj
Relationship Group	Koichiro Nakaya
Financial Institutions Business Sub-Group	Masazumi Kato
Retail Bank Sub-Group	Satoru Katayama
Asset Management Service Division	Jun Daikuhara

Building a Better Bank for Our Institutional Customers



"Institutional customers want more than just products—they want solutions to a variety of complex financing issues. Shinsei is leading the way in Japan to bring the best products, services and know-how to the challenges facing our customers today."

Teruaki Yamamoto
Senior Managing Director,
Institutional Banking Group

Brian F. Prince
Institutional Banking Group



A Busy Year for the Institutional Banking Group

Major achievements at the Group level in fiscal 2001 included:

- creation of the Institutional Banking Group, in which customer relationship and product groups were joined into a unified, powerful banking team that leverages deep customer relationships and innovative banking skills to the maximum
- multiple cutting-edge transactions, demonstrating the effectiveness of an integrated and skill-based approach
- a significant increase in non-interest income.

Established in January 2002, our new Institutional Banking Group continued to provide high-quality lending products, while strengthening our ability to meet changing customer needs. We teamed relationship managers specialized in particular industries and companies with product experts who understand the whole scope of investment banking technology.

These changes have enabled us to create strategic and customized solutions to our corporate customers' financial requirements, including balance sheet management. We also expanded our work with financial institutions, providing investment opportunities through debentures, deposits and new fund products, as well as innovative balance sheet restructuring solutions. Consequently, non-interest income for the Bank rose from 14.7% of gross business profit in fiscal 2000, to 30.6% in fiscal 2001.

Because of our strong balance sheet and sophisticated risk assessment capabilities, we have also been able to assist customers undergoing more extensive restructuring. The Institutional Banking Group facilitated numerous large-scale divestments of a variety of customer assets, businesses and risks, including loans, real estate and mortgage origination operations.



New Products + Strong Relationships = Results

Shinsei Bank's strength lies in providing cutting-edge investment banking products and services to a wide and diverse range of customers—both established and new. The teamwork between our relationship managers and product specialists resulted in numerous groundbreaking deals in fiscal 2001. Following are some examples.

A Benchmark Non-Recourse Loan

Shinsei Bank has been an active player in developing the Japanese non-recourse lending business, offering regular and specialized loans to a geographically diverse range of customers. A group of Shinsei customers, including ITOCHU Corporation, KAJIMA CORPORATION and Urban Corporation, were working to redevelop the Naniwaza Theater, a landmark in Osaka. The Bank's relationship managers and non-recourse lending group worked with the development group to understand the project, the market and the unique financial needs of this transaction to structure one of the first non-recourse construction loans in Japan.

A New Private Equity Fund

Shinsei Bank established a private equity team in early 2002, hiring industry experts with international experience to lead it. The new team quickly began looking for the best opportunities and partners in the market. Again, strong teamwork between the Bank's relationship managers and product experts yielded good results. Shinsei Bank and ITOCHU, a Japanese trading company and long-time Shinsei customer, agreed to jointly create a private equity fund, which they launched in July 2002. This fund will leverage ITOCHU's extensive network in various industries to bring Shinsei Bank's expertise to new customers, especially small and medium-sized enterprises. We will continue to seek out and work with the best partners in the market to provide superior products and services to our customers.

Securitization Industry Awards Received in 2001

- *IFR*: 2001 Japanese Securitization Award—Deal of the Year
- *FinanceAsia*: 2001 Best Securitization Deal in Japan
- *EuroWeek*: 2001 Best Securitization of Japanese Assets
- *Asiamoney*: Japan Asset-Backed Deal of the Year, 2001
- *Nikkei Bond & Financial Weekly*: 2001 Deal of the Year Runner-Up

Institutional Banking: Fiscal 2001 Review

Specialty Finance

The Specialty Finance Division continued to build a strong, diverse and seasoned team, which has engaged in a wide variety of financing opportunities. During fiscal 2001, Shinsei provided customers with non-recourse financing for every major property type, including office, retail, residential and hotel properties, as well as for distressed assets. We saw robust year-on-year growth in origination volume, fee income and portfolio income.

Shinsei has a strong presence among Japanese and foreign investors. In the coming year, further growth is expected as non-recourse financing becomes more widely accepted in Japan. In addition, new offerings in the sale-leaseback area, small loan originations and corporate restructurings for off-balance-sheet financing will contribute to market expansion.

In the project and leveraged financing area, Shinsei is an active agent in increasing the pace of transformation of Japanese business. As the financing infrastructure to support this transformation takes shape—through expansion of the initial public offering (IPO) market, growth of start-up funding opportunities, legislative reforms and convergence of accounting principles—new approaches to this increasingly complex business environment are being sought.

Shinsei is committed to providing quality solutions to these new challenges. We offer global-standard project finance, leveraged buy-out and management buy-out financing services, backed by top-notch analysis and risk management techniques developed by leading project finance professionals with global experience and insight.



Securitization and Loan Trading

Despite the lack of deal volume in the market, Shinsei established a leadership position in the mortgage-backed securitization market. Dreams Funding, a residential mortgage-backed securities (RMBS) transaction, is one example of how we are succeeding in this area. Shinsei's strong balance sheet enabled the purchase of Daihyaku Mutual Life Insurance Company's residential loan business. The loan portfolio was securitized in August 2001, with ¥73.5 billion of securities issued, leveraging our market and customer knowledge, and our network of target end investors. Dreams Funding was the second largest RMBS transaction in Japan in the past 12 months. Sole-managed by Shinsei Securities, the deal represents a major step in realizing the Bank's ambition to be a leader in providing innovative and complete solutions for complex securitization challenges.



Our asset-backed securitization (ABS) team has established a strong execution capability in a wide range of asset types, including leases, corporate loans, consumer loans, trade receivables and small business loans. In addition to transactions for customers, we launched a CLO master trust funding program—the first for a Japanese bank—to diversify and stabilize funding sources by establishing access to the global capital markets. The Bank entrusted approximately ¥1.4 trillion of corporate loans to the master trust. In December 2001, ¥115 billion in securities were issued, backed by a proportional interest in the trust assets. In March 2002, ¥60 billion in securities were issued. Both issues were rated AAA by Standard & Poor's, Aaa by Moody's and AAA by Fitch. The innovative structure employed to overcome the historical difficulties in securitizing bank loans in Japan earned multiple industry awards (see page 13).

In loan trading, we expanded our deal base to include performing assets, assets acquired through the corporate revitalization business and securitized loans. Shinsei is continuously exploring new avenues to participate in this market, especially in conjunction with the corporate revitalization business.

We are enhancing our capabilities for servicing loans through BM Asset Management Co., Ltd., a licensed servicer affiliate for non-recourse commercial loans, non-performing loans and residential mortgages.

Corporate Advisory

In the area of mergers and acquisitions (M&A), Shinsei realized early that success in advisory work is based on the continual enhancement of industrial knowledge. We have therefore increasingly focused our advisory work on industries that are undergoing rapid realignment. These include leasing and non-bank financial institutions, hotel and leisure facilities, the distribution and food sectors and the energy sector. Within the Japanese financial community, we were among the first supporters of companies' restructuring efforts, and have witnessed a large number of successful cases among our clients. To meet customers' needs beyond industrial and regional boundaries, the Shinsei M&A team has created a broad network of lawyers, accountants and regional banks with whom it works closely.



In addition, our private equity team, established in early 2002, was able to lay the groundwork within the first few months of operation for a private equity fund alliance with ITOCHU Corporation.

Corporate Revitalization

Shinsei established a Corporate Revitalization Team to help customers clean up their balance sheets and rebuild their businesses. This high-value-added, high-margin business is growing in Japan, and Shinsei is among the first Japanese banks to enter the field. In its work with these companies, Shinsei takes equity positions when appropriate, advises on restructuring and provides funding to accommodate working capital needs.

These situations provide Shinsei with very favorable opportunities to earn advisory fees and interest income in the early stages of a corporate workout, while ultimately providing a source of additional profits and a flexible exit strategy through a sale or public offering.

Capital Markets Trading

We continued to expand and strengthen the range of our capital markets products and services. In addition to playing a key role in Shinsei's own funding activities, the Markets Division significantly increased its sales staff to bring tailor-made customer solutions to a wider range of corporations and financial institutions.

We are actively responding to customer requests for such new products as dual currency deposits and powered reverse dual currency deposits, in addition to the foreign exchange and derivative products and structured deposits we already offer. Our position as an active commercial paper (CP) dealer in Tokyo was enhanced after we were appointed as an eligible dealer for the Bank of Japan's open market CP operations.



In trade finance services, we formed an alliance with ABN AMRO Bank N.V. to provide value-added product delivery capability to our customers and to outsource our trade processing. In July 2002, we launched Shinsei *TradeNavigator*, a web-based trade finance platform, which will initially provide our customers with easy-to-access letter of credit financing.

Asset Management Services

Shinsei's asset management activities provide more sophisticated financial products and services for individual and institutional investors.

Our investment, along with the Barclays Bank group, in London-based fixed income asset manager BlueBay Asset Management Limited further enhances our asset management offerings. BlueBay launched its first fund in March 2002, and Shinsei became the exclusive distributor in Japan.

Shinsei's asset management activities also represent a unique link between the Bank's institutional and retail activities. In 2002, we established the Wealth Management Division to provide customized products, services and advice to our large base of high-net-worth individual customers throughout Japan. The Wealth Management Division is supported by a specialized product development team in the Asset Management Services Division, whose first high-net-worth product, a 100% principal-guaranteed fund-of-funds, was successfully launched via private placement in January 2002.

Shinsei Securities



Formed in May 2001, Shinsei Securities focuses on the sale of securitized products and structured notes to institutional investors and has already achieved some impressive milestones. For fiscal 2001, Shinsei Securities was involved in a number of major transactions; it was the sole manager for Shinsei Bank's Dreams Funding RMBS and joint lead manager in Japan of the Bank's CLO master trust program. As a result, Shinsei Securities was ranked first in RMBS in the Bloomberg ABS league tables for 2001, and second in the same category by Thomson DealWatch. It also placed sixth in the Japanese securitization market in both surveys.

Shinsei Securities will continue to introduce products to meet the needs of its customers and build its sales force based on the successful result of its first fiscal year and the expected growth of the market. In addition to loans, other asset-based securitized products, new fund types and bonds will be added to its product line.

Bringing It Together: The Challenge for Fiscal 2002 and Beyond

Shinsei's progress in institutional banking activities has been impressive to date. In a short time, we have repositioned ourself as a stable and viable partner for corporate enterprises, expanded our product range and unified our internal activities to better compete.
The challenge now is to extend our innovative approaches and leverage our achievements by bringing all our products, services and skills to the attention of a growing customer base. The Japanese financial world is evolving—Shinsei looks forward to continuing to support its customers as they grow and change with it.

Building a Better Bank for Our Retail Customers

"Shinsei is committed to building a bank that retail customers want to do business with. We offer a better choice of products, easier access and a level of convenience that no other bank in Japan can match."



K. Sajeeve Thomas
Retail Banking Group



Shinsei Bank: Delivering Innovative Retail Banking Solutions

Since its retail launch on June 5, 2001, Shinsei's retail efforts have been aimed at building a world-class retail bank that is able to deliver services and products unlike any others offered in Japan today. At the core of the retail banking services offered is the *PowerFlex* account, which allows retail customers to utilize a full range of Shinsei services and products through a single unified approach. This is unique to Shinsei, and is based on an innovative technology platform that has been tried and tested successfully in many international markets. This gives Shinsei the ability to deliver a growing number of proven solutions to retail customers at significantly lower marginal costs.

PowerFlex Answers Customers' Needs

The *PowerFlex* account allows customers the maximum benefit of Shinsei's array of services and products through a single source. The traditional passbook has been replaced by a more comprehensive monthly statement. With *PowerFlex*, customers can perform business transactions as they wish—either in person, by phone (Shinsei *PowerCall*) or via the Internet (Shinsei *PowerDirect*). Access is available 24 hours a day, seven days a week, which is an important feature for customers who want round-the-clock transaction capabilities, including real-time foreign exchange rates.

Improving Convenience through Nationwide ATM Coverage

Shinsei is also at the forefront in terms of ATM coverage. While ubiquitous in other markets, ATMs in Japan are usually only at bank branches or business locations. With Shinsei, however, ATM access has become the easiest in Japan. Today, through a network of over 59,000 ATMs, including at 7-Eleven stores, the post office and partner financial institutions, customers can now withdraw cash and perform simple transactions whenever and wherever they wish. Also, on March 29, 2002, Shinsei launched the ATM service *Keikyu Station Bank* in Keihin Kyuko train stations, which has expanded our service to even more popular locations. Additionally, based on our linkage with the PLUS network, our customers who travel overseas can access local currencies in other countries via about 750,000 ATMs.



PowerSmart Housing Loans: A Better Approach to House Buying

Buying a residence is usually the biggest personal investment most consumers make. Recognizing this, Shinsei launched the unique *PowerSmart* housing loans in February 2002—which offer borrowers the option of a shorter repayment period and lower interest payments on their housing loans.

Launch of the Wealth Management Division Fulfills Customers' Consulting Needs

In March 2002, Shinsei established the Wealth Management Division with the aim of providing financial consulting and portfolio advice, together with enhanced transactional capability for high-net-worth customers. This has enabled us to work more fully and effectively with our customers by offering specialized services such as private placements, risk advice, inheritance planning and asset management expertise.



"Why Shinsei? I'm busy so I want to be able to bank with convenience and speed. They seem to really want my business and they keep coming up with ideas that I like."

Shinsei Financial Centers: Banking Made Easy

While other banks have consolidated or closed down branches in Japan, Shinsei opened two new Shinsei Financial Centers (SFCs) during fiscal 2001—in Roppongi and Meguro, two of Tokyo's busiest business districts. In addition, more Shinsei branches in major commercial areas have been upgraded into SFCs, bringing the total to 27—including Hiroo SFC, opened in July 2002—in major cities throughout Japan.

The SFCs are aesthetically designed to meet the needs of today's Japanese retail banking customers. Streamlined, modern and comfortable, the SFCs are a showcase for better banking. Customers can transact business quickly and efficiently with the security of knowing that staff are available for assistance if necessary. While most other banks' branches close at 3 p.m. on weekdays, SFCs are open until 7 p.m. In addition, at several SFCs, customers may be seen sipping cappuccino at Starbucks, which, in cooperation with Shinsei, has positioned a number of coffee shops next door to these high-traffic centers. Shinsei, as a result of a tie-up with Yahoo! (one of Japan's leading Internet providers), has established a broadband Internet service at the SFC in the Head Office building.

Strong Customer Response

Customer response to Shinsei's approach to retail banking has been extremely positive. In approximately 12 months, 150,000 *PowerFlex* accounts were opened, representing more than ¥680 billion in assets. In March 2002, the number of phone calls to *PowerCall* banking was eight times as many compared with June 2001 when the service commenced. Internet-based *PowerDirect* access was 17 times higher than when the service began.

The secret to Shinsei's success is doing things better, and doing them first. Customers in Japan are no longer willing to settle for a banking approach that merely maintains the current value of their investment. Shinsei offers added value—and customers love it.



Shinsei Financial Center in Tokyo

Where to Next: Increased Scale with Lower Costs

Our initial success with building a credible retail banking presence has not slowed our determination to go further. Shinsei is way ahead of its competition in service, products and convenience—and as the demands of Japanese consumers increase, Shinsei will become the bank of choice. With investments in sound and proven technologies, together with its focus on operations and efficiency, Shinsei will continue to expand its retail base, while lowering the acquisition, transaction and service costs per customer.

We look forward to this ongoing challenge.

Building an Open, Sound Bank

In addition to providing a steady stream of new products and services, Shinsei Bank has also implemented a wide ranging set of internal measures designed to improve performance, profitability and soundness. These measures include establishing transparent management systems and robust risk controls, improving information systems to support effective business operations and creating innovative human resources systems to increase the capabilities of the Bank's employees. Through these far-reaching initiatives, Shinsei aims to build up its management systems in a disciplined way to match global industry standards. During the past year, we have made significant progress toward our ambitious goals.

Corporate Governance

Establishment of and adherence to corporate governance guidelines that clearly divide the business management function from the monitoring function is imperative to maintain transparency and further strengthen management credibility. Since its establishment, Shinsei Bank has adopted a management structure that successfully separates these two functions, as shown in the diagram below.

Business Management Function

Corporate Executive Officers

- Under the leadership of Shinsei's president and CEO, corporate executive officers manage the Bank's daily business operations.
- Corporate executive officers are subject to the skill-based nomination and performance-based compensation system and periodic examination by the Nomination and Compensation Committee.

Management Committee

Function:
- Discusses critical business and operational issues as the decision-making body for the president

Members:
- Comprises three executive directors and corporate executive officers

Monitoring Function

Board of Directors

Function:
- Appoints members of management team to lead daily business operations
- Evaluates and monitors the management team and makes high-level decisions regarding long-term business and management strategy

Members:
- Comprises three executive directors and 11 independent, non-executive directors

Nomination and Compensation Committee

Function:
- Makes decisions regarding executive officer nominations, performance evaluations and compensation

Members:
- Non-executive directors constitute the majority of the Committee

Audit Committee

Function:
- Strives to strengthen the Bank's internal audit function

Members:
- Comprises all statutory auditors, and non-executive directors

Board of Statutory Auditors



Management Committees Support Organizational Flexibility

Management challenges faced by the Bank often require a companywide response and flexible solutions across divisions. While the Bank continuously strives to deepen the risk management and problem solving capabilities of each division, it also maintains several executive committees under the leadership of the president and the corporate executive officers to reinforce communication and cooperation across divisions. The major committees are outlined below.

ALM Committee: Establishes, adapts and enforces policies relating to medium-to-long-term asset-liability management, (ALM) and use and source of funds.

Market Risk Management Committee: Reports to management on the Bank's overall market risk position arising from trading activities and ALM operations.

Risk/Investment Committee: Approves investments and reviews and determines the portfolio structure and risk/capital allocation of the Bank.

Credit Committee: Discusses, coordinates and approves credits.

Compliance Committee: Coordinates and resolves compliance issues relating to such areas as the Antitrust Act, information management and prevention of money laundering.

New Business/Product Committee: Discusses and reviews new and non-standard businesses and products.

SME Loan Committee: Plans, executes and controls measures to achieve the *Plan for Restoring Sound Management* with regard to loans to SMEs.



Integrated Risk Management

As financial institutions confront various kinds of risk, there must be an integrated approach to risk management. Integrated risk management involves not only precisely monitoring risks inherent in various businesses, but also comprehending and quantifying risk across an institution's operations to the greatest extent possible. Shinsei's *Risk Management Policy*, issued in November 2000, sets out comprehensive policies for management of the many risks the Bank faces. (See page 35 for details.)

The following paragraphs provide an overview of the main risk components Shinsei seeks to manage in an integrated fashion.

Credit Risk Management

Credit risk—the risk that a banking counterparty will become unable to meet its contractual obligations due to deterioration in its credit situation—represents the largest potential impact to Shinsei's performance. The Bank manages this risk by attempting to secure sufficient return on risk taken through objective risk assessment and appropriate pricing. In February 2001, the Bank implemented a new internal obligor rating system after thorough review in relation to consistency with external ratings.

The Bank also rates each credit facility considering individual collateral to price a loan and to analyze portfolio for better credit risk management. (See page 35 for details.)



Asset-Liability Management (ALM) and Compliance Measures

To maximize its medium-to-long-term profitability, Shinsei Bank has established an ALM Committee to set ALM policies and strive for comprehensive strategic management of the assets and liabilities on its balance sheet.

Shinsei has also established the Legal and Compliance Division as a specialized unit charged with managing legal and compliance issues in a unified fashion. This division both enforces the Bank's compliance requirements and deals with potential and existing lawsuits. (See page 33 for details.)



Information System Sophistication

By introducing no-fee ATM services, available 24 hours a day, 365 days a year, and bank account services available to customers at any time via the Internet and call centers, Shinsei Bank has redefined the nature of retail banking services in Japan. Shinsei's sophisticated information systems underscore its commitment to bringing a new "no-constraints" spirit to the industry, and the Bank is continually improving the quality and security of its information systems at the lowest possible cost.

Shinsei Bank's comprehensive bank account, *PowerFlex*, which was launched in June 2001, is an example of our information system-based innovation. The state-of-the-art open system established to support *PowerFlex* incorporates fully packaged software, without a need for mainframe hardware, allowing the Bank to significantly reduce development costs, complexity and time.

Based on a philosophy of creating complete software systems out of multiple components as "building blocks" under open architecture, Shinsei is efficiently developing the information technology (IT) infrastructure it needs to support new financial products. The Bank's information systems can be upgraded to incorporate the latest technologies by changing individual components, increasing flexibility and generating substantial cost efficiencies.

Human Resources System to Foster and Encourage Professionals

Since the Bank's establishment, a world-class human resources system has been the cornerstone of Shinsei's effort to implement its new business model and support its aggressive internal initiatives. Shinsei's goal of becoming the leading Japanese financial services institution is supported by the three tenets of its human resources policy:

- Performance-based compensation
- Decentralized authority
- Active recruitment of external human resources



Furthermore, to increase individual accountability within its operations, the Bank has designated to each member of its staff a specific sphere of business, or "franchise," by phasing out the traditional practice of rotational assignment. These human resources initiatives—considered revolutionary within the Japanese banking market—will help Shinsei develop a strong, professional staff capable of responding to its many operational challenges and achieving the goal of building better banking in Japan.

Contents

Consolidated Six-Year Summary

Shinsei Bank, Limited, and Subsidiaries

Statements of Operations Data

	Millions of Yen (Except Per Share Data and Number of Shares Issued)					
Years Ended March 31	**2002**	2001	2000	1999	1998	1997
Net Interest Income:						
Interest Income	**¥155,481**	¥211,468	¥ 254,002	¥ 704,186	¥ 966,312	¥1,780,373
Interest Expenses	**67,072**	125,624	233,272	545,614	765,865	1,567,427
	¥ 88,409	¥ 85,843	¥ 20,729	¥ 158,572	¥ 200,447	¥ 212,945
Fees and Commissions, Net:						
Fees and Commissions (Income)	**¥ 11,277**	¥ 12,819	¥ 9,289	¥ 40,641	¥ 64,141	¥ 35,326
Fees and Commissions (Expenses)	**3,474**	2,278	4,398	9,918	43,299	12,206
	¥ 7,803	¥ 10,541	¥ 4,891	¥ 30,722	¥ 20,842	¥ 23,120
Trading Revenue (Loss), Net:						
Trading Revenue	**¥ 1,912**	¥ 4,672	¥ 2,728	¥ 3,252	¥ 5,422	¥ —
Trading Expenses	**126**	—	79	27,637	6,204	—
	¥ 1,785	¥ 4,672	¥ 2,649	¥ (24,385)	¥ (781)	¥ —
Other Operating Income (Loss), Net:						
Other Operating Income	**¥ 35,648**	¥ 3,890	¥ 7,841	¥ 48,877	¥ 140,952	¥ 187,210
Other Operating Expenses	**21,452**	4,697	17,156	50,953	134,380	141,770
	¥ 14,195	¥ (807)	¥ (9,315)	¥ (2,075)	¥ 6,572	¥ 45,439
Net (Loss) Gain on Sales, Redemption and Devaluation of Bonds	**¥ (3,118)**	¥ (1,920)	¥ (1,271)	¥ (12,390)	¥ (9,561)	¥ 40,892
General and Administrative Expenses	**69,514**	63,899	62,735	85,462	107,965	133,320
Other Income	**42,241**	75,167	1,613,896	2,864,273	270,112	363,756
Income from Special Monetary Support	—	—	821,671	—	—	—
Transfer to Temporary Nationalization Account	—	—	—	2,786,889	—	—
Gain on Sales of Stocks and Other Equity-Related Securities	**5,571**	58,258	486,234	17,685	219,451	330,815
Other Expenses	**44,581**	20,560	1,459,017	3,710,444	644,648	484,982
Loss on Sales of Stocks and Other Securities	**845**	304	145,531	72,286	33,540	22,003
Loss on Devaluation of Stocks and Other Securities	**10,033**	1,394	2,215	285,679	14,522	247,787
Provision for Loan Losses	**728**	—	365,473	1,191,480	305,348	47,023
Written-Off Claims	**160**	29	948	3,963	51,507	19,679
Provision for Retirement Allowances	—	—	—	—	7,815	—
Reversal of Special Statutory Reserves	—	—	6	7	13,752	2,521
Provision for Special Statutory Reserves	—	—	—	—	0	861
Total Income	**246,561**	308,018	1,887,758	3,661,239	1,460,694	2,369,188
Total Expenses	**206,221**	217,060	1,776,659	4,430,031	1,702,362	2,340,568
Income (Loss) before Income Taxes and Minority Interests	**¥ 40,339**	¥ 90,958	¥ 111,098	¥ (768,792)	¥ (241,667)	¥ 28,619
Net Income (Loss)	**¥ 61,219**	¥ 90,464	¥ 111,346	¥(1,010,172)	¥ (148,651)	¥ 19,473
Per Share (Yen)						
Net Income (Loss)	**¥21.11**	¥31.87	¥45.60	¥(418.03)	¥(62.12)	¥ 8.13
Diluted Net Income	**15.10**	21.35	37.09	—	—	—
Cash Dividends:						
Common Stock	**1.11**	1.11	—	—	6.00	6.00
Preferred Stock:						
Series 2	**13.00**	13.00	—	—	—	—
Series 3	**4.84**	4.84	—	—	—	—
Total Stockholders' Equity	**105.50**	90.52	50.31	n.m.	373.96	442.32
Number of Shares Issued (Thousands)						
Common Stock	**2,717,075**	2,717,075	2,717,075	2,417,075	2,392,904	2,392,904
Preferred Stock	**674,528**	674,528	74,528	100,000	100,000	—

Notes: 1. n.m.: not meaningful
2. The Bank had been under temporary nationalization from October 23, 1998, to March 1, 2000, under the Financial Revitalization Law.
3. Diluted net income per share for the years ended March 31, 1999 and 1998, are not disclosed because of the Bank's net loss position. Diluted net income per share for the year ended March 31, 1997, is not disclosed because of no diluted effect.

Balance Sheet Data

March 31	2002	2001	2000	1999	1998	1997
	Millions of Yen (Except Key Ratios)					
Assets						
Cash and Due from Banks	**¥ 342,055**	¥ 477,482	¥ 1,930,219	¥ 817,247	¥ 1,281,887	¥ 1,342,134
Call Loans	**296,559**	276,000	363,492	586,007	558,877	239,757
Commercial Paper and Other Debt Purchased	**68,980**	18,555	1,189	5,266	126,428	10,873
Trading Account Securities	**—**	—	—	—	—	390,203
Trading Assets	**443,972**	382,222	545,120	865,931	1,243,291	—
Money Held in Trust	**172,835**	96,477	—	59,213	560,159	679,131
Securities	**1,462,281**	1,988,518	2,804,703	2,074,839	4,073,479	5,084,716
Loans and Bills Discounted	**4,801,904**	6,187,320	7,711,024	13,690,599	15,990,706	19,174,126
Foreign Exchanges	**149,251**	10,771	14,294	21,057	47,280	70,957
Temporary Nationalization Account	**—**	—	—	2,786,889	—	—
Other Assets	**486,605**	409,708	366,778	1,116,029	1,622,992	1,475,396
Premises and Equipment	**82,565**	28,852	35,865	82,425	127,438	140,851
Deferred Discounts on and Issuance Expenses for Debentures	**469**	1,425	1,981	3,906	9,465	18,162
Deferred Tax Assets	**17,695**	30	—	—	230,652	106,723
Customers' Liabilities for Acceptances and Guarantees	**114,411**	172,238	298,624	499,695	693,032	773,742
Reserve for Loan Losses	**(370,033)**	(563,891)	(866,518)	—	—	—
Total Assets	**¥8,069,554**	¥9,485,711	¥13,206,776	¥22,609,110	¥26,565,691	¥29,506,775
Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity						
Debentures	**¥2,786,355**	¥3,670,417	¥ 6,730,795	¥ 7,965,770	¥12,268,677	¥15,511,565
Deposits, Including NCDs	**2,260,755**	3,218,835	2,777,516	3,371,968	5,955,224	8,294,252
Call Money	**329,900**	255,200	245,206	1,663,974	864,267	561,824
Commercial Paper	**1,000**	62,000	500	1,500	—	—
Trading Liabilities	**173,580**	253,684	277,876	553,342	799,198	—
Borrowed Money	**459,272**	550,835	902,995	3,633,587	1,477,071	1,135,558
Foreign Exchanges	**65**	107	270	1,001	1,393	4,199
Collateral Related to Securities Lending Transactions	**582,198**	139,341	847,033	200,820	833,338	284,586
Other Liabilities	**707,042**	539,505	633,109	842,769	1,860,961	1,385,391
Reserve for Bonuses Payable	**8,584**	7,081	2,317	—	—	—
Reserve for Loan Losses	**—**	—	—	3,664,716	741,932	447,540
Reserve for Derivative-Related Credit Risk	**—**	—	1,295	—	—	—
Reserve for Retirement Benefits	**22,766**	19,612	15,512	20,184	27,544	19,755
Reserve for Contingencies on Loans Sold	**—**	—	—	97,521	17,526	14,340
Reserve for Disposition of Specific Assets	**—**	—	—	79,714	—	—
Reserve for Loss on Disposition of Premises and Equipment	**53**	3,921	80	—	—	—
Other Reserve	**—**	—	0	6	14	13,766
Deferred Tax Liabilities	**0**	10,084	—	2,586	—	—
Minority Interests in Subsidiaries	**—**	—	—	—	663	1,798
Acceptances and Guarantees	**114,411**	172,238	298,624	499,695	693,032	773,742
Total Liabilities	**7,445,987**	8,902,865	12,733,132	22,599,159	25,540,845	28,448,322
Minority Interests in Subsidiaries	**33**	—	59	167	—	—
Total Stockholders' Equity	**623,534**	582,846	473,584	9,782	1,024,845	1,058,453
Total Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity	**¥8,069,554**	¥9,485,711	¥13,206,776	¥22,609,110	¥26,565,691	¥29,506,775
Key Ratios (%)						
Return on Total Income	**24.83%**	29.37%	5.90%	n.m.	n.m.	0.82%
Return on Total Assets	**0.74**	0.83	0.72	n.m.	n.m.	0.06
Return on Total Stockholders' Equity	**10.90**	19.06	n.m.	n.m.	n.m.	1.86
Capital Adequacy Ratio (BIS Criteria)	**—**	—	—	0.12%	10.32%	9.22
Capital Adequacy Ratio (Domestic Criteria)	**17.04**	16.99	12.21	—	—	—

Notes: 1. n.m.: not meaningful
2. The Bank had been under temporary nationalization from October 23, 1998, to March 1, 2001, under the Financial Revitalization Law.
3. Reserve for bonuses payable for the years ended March 31, 1999, 1998 and 1997, is included in other liabilities.

Operating Environment

Financial and Economic Environment

The financial and economic environment of fiscal 2001, ended March 31, 2002, continued to be severe. The Japanese economy further contracted due to its deflationary trend, despite action by the Bank of Japan to increase money supply. The hollowing of domestic industry continued, accompanied by record unemployment, while expectations for structural economic reforms initiated by Prime Minister Junichiro Koizumi failed to materialize. Moreover, the occurrence of a series of bankruptcies of large corporations renewed people's concern about the seriousness of the bad debt problem. This pushed the Nikkei 225 temporarily below ¥10,000, a new low since the bursting of Japan's bubble economy, and created a resurgence of instability in the financial system. In response, the government implemented measures regulating the short selling of shares and conducted a special inspection to promote the disposition of bad debts. These measures provided a breathing spell for financial and economic conditions in Japan toward the end of fiscal 2001, just before the removal of blanket insurance on bank deposits.

On the other hand, the September 11 terrorist attacks in the United States came as a further blow to the world economy after the bursting of the IT bubble, which temporarily created fears of a global economic slowdown. However, due to the quick response of U.S. financial authorities, the U.S. economy has shown signs of recovery, thereby reassuring the world economy. The Japanese economy has almost bottomed out due to progress in the adjustment of inventories and a recovery in exports, but structural problems are far from being solved.

Under the economic circumstances described above, the short-term interest rate declined to almost zero, supported by the policy adopted by the Bank of Japan to relax the volume of money supply. The rate remained relatively stable at that level, although it fluctuated slightly toward the end of the fiscal year with the approach of the removal of blanket deposit insurance, to be implemented in April 2002. Despite a series of downgrades of Japanese government bonds (JGBs) by overseas credit rating agencies, the long-term interest rate remained stable between 1.00% and 1.50%, supported by policies taken by the Koizumi

Principal Economic Indicators

Main Interest Rates



(%)
(Through July 12, 2002)
Bank of Japan's Official Discount Rate
Long-Term Prime Rate
Short-Term Prime Rate
Three-Month CD Rate
4
3
2
1
0
1.95
1.375
0.1
0.047
1998
1999
2000
2001
2002

Nikkei Stock Price Average and Yen/Dollar Exchange Rates



(Stock Price Average in Yen)
(Through July 12, 2002) (Yen/Dollar Exchange Rates in Yen)
Nikkei Stock Price Average
Yen/Dollar Exchange Rates (¥/$)
25,000
17,500
10,000
0
150
120
90
0
116.96
10,657.82
1998
1999
2000
2001
2002

administration to implement the structural economic reforms and to limit the amount of JGBs issued to ¥30 trillion a year. The yen strengthened to ¥120 to the U.S. dollar when the prospects for the U.S. economy became uncertain following the terrorist attacks, but returned to ¥130–135 to the U.S. dollar toward the end of the fiscal year as market participants became concerned over the seriousness of problems with the Japanese economy.

Summary of Performance

Main Indicators of Performance (Consolidated)

	Millions of Yen (Except per Share Figures and Ratios)					
Years Ended March 31	2002	2001	2000	1999	1998	1997
Operating Income	¥ **235,967**	¥ 299,281	¥ 866,159	¥ 821,495	¥ 1,410,055	¥ 2,363,908
Net Operating Income (Loss)	**39,455**	95,546	(112,499)	(1,591,645)	(282,669)	26,497
Net Income (Loss)	**61,219**	90,464	111,346	(1,010,172)	(148,651)	19,473
Capital Stock	**451,296**	451,296	229,296	390,710	387,229	322,229
Total Stockholders' Equity	**623,534**	582,846	473,584	9,782	1,024,845	1,058,453
Total Assets	**8,069,554**	9,485,711	13,206,776	22,609,110	26,565,691	29,506,775
Debentures	**2,786,355**	3,670,417	6,730,795	7,965,770	12,268,677	15,511,565
Deposits, Including NCDs	**2,260,755**	3,218,835	2,777,516	3,371,968	5,955,224	8,294,252
Loans and Bills Discounted	**4,801,904**	6,187,320	7,711,024	13,690,599	15,990,706	19,174,126
Securities	**1,462,281**	1,988,518	2,804,703	2,074,839	4,073,479	5,084,716
Total Stockholders' Equity per Share (Yen)	**105.50**	90.52	50.31	n.m.	373.96	442.32
Net Income (Loss) per Share (Yen)	**21.11**	31.87	45.60	(418.03)	(62.12)	8.13
Capital Adequacy Ratio (BIS Criteria) (%)	—	—	—	0.12%	10.32%	9.22%
Capital Adequacy Ratio (Domestic Criteria) (%)	**17.04%**	16.99%	12.21%	—	—	—

Notes: 1. Stockholders' equity per share is determined by multiplying the number of preferred shares outstanding at the end of the fiscal year by the issue price of such shares, subtracting the result from net assets and dividing by the number of shares (excluding treasury stock) outstanding at the end of the fiscal year.
2. Net income (loss) per share is determined by subtracting total dividends on preferred shares from net income (loss) and dividing by the average number of shares (excluding treasury stock) outstanding during the fiscal year.
3. The capital adequacy ratio is determined according to the formula set forth in Ministry of Finance notification, based on the preamble to Article 17 of the Long-Term Credit Bank Law, which follows the provisions of Article 14-2 of the Banking Law. Note that the Bank applied BIS capital adequacy criteria in years through fiscal 1998, ended March 31, 1999, but has applied domestic criteria from fiscal 1999, ended March 31, 2000.
4. n.m.: not meaningful

Description of Consolidated Business

(As of March 31, 2002)

The Shinsei Bank Group (Shinsei Bank, Limited, its subsidiaries and affiliated companies) comprises 23 subsidiaries, including Shinsei Trust & Banking Co., Ltd., and an affiliated company, BlueBay Asset Management Limited, accounted for by the equity method. The Group is engaged in financial services, principally banking services, as well as other services, including securities business and trust business. The Group's main services are as follows:

Banking: At its headquarters and domestic branches, the Bank handles a variety of financial products, including debentures, deposits, loans and guarantees, and such services as domestic remittance services, foreign exchange transactions, investment and trading of securities and loan trading. In addition, an overseas subsidiary, Shinsei Bank Finance N.V., issues medium-to-long-term bonds and books derivative transactions.

Securities Business: A domestic subsidiary, Shinsei Securities Co., Ltd., offers such services as securitization and the underwriting and sale of bonds. (Operations commenced May 2001.)

Trust Business: A domestic subsidiary, Shinsei Trust & Banking Co., Ltd., covers services for such products as monetary claims trusts, securities trusts and specified money trusts.

Other Activities: BlueBay Asset Management provides asset management services.

Highlights of Statements of Operations Data (Consolidated)

Years Ended March 31	Millions of Yen 2002	Millions of Yen 2001	Thousands of U.S. Dollars 2002
Gross Business Profit, including Gain from Money Held in Trust	**¥127,328**	¥100,591	**$ 955,917**
Net Business Profit, including Gain from Money Held in Trust	**58,813**	38,363	**441,544**
Net Operating Income	**39,455**	95,546	**296,215**
Net Interest Income	**88,409**	85,843	**663,734**
Fees and Commissions, Net	**7,803**	10,541	**58,584**
Trading, Net	**1,785**	4,672	**13,405**
Other Operating Income (Loss), Net	**14,195**	(807)	**106,576**
General and Administrative Expenses	**(69,514)**	(63,899)	**(521,879)**
Other (Expenses) Income, Net	**(3,223)**	59,196	**(24,204)**
Net Extraordinary Income (Expenses)	**883**	(4,588)	**6,635**
Income before Income Taxes and Minority Interests	**40,339**	90,958	**302,850**
Current Income Taxes	**314**	442	**2,360**
Deferred Income Taxes	**(21,227)**	56	**(159,365)**
Minority Interests in Net Income (Loss) of Subsidiaries	**32**	(6)	**247**
Net Income	**¥ 61,219**	¥ 90,464	**$ 459,608**

Note: Net extraordinary income (expenses) comprises income (expense) on sale of properties, bad debt recovered and other extraordinary items.

Highlights of Balance Sheet Data (Consolidated)

March 31	Billions of Yen 2002	Billions of Yen 2001	Millions of U.S. Dollars 2002
Assets			
Loans and Bills Discounted	**¥4,801.9**	¥6,187.3	**$36,050.3**
Securities	**1,462.2**	1,988.5	**10,978.0**
Trading Assets	**443.9**	382.2	**3,333.1**
Other Assets	**486.6**	409.7	**3,653.1**
Reserve for Loan Losses	**(370.0)**	(563.8)	**(2,778.0)**
Total Assets	**¥8,069.5**	¥9,485.7	**$60,582.2**
Liabilities			
Debentures	**¥2,786.3**	¥3,670.4	**$20,918.5**
Deposits	**1,864.8**	2,165.3	**14,000.4**
NCDs	**395.8**	1,053.4	**2,972.1**
Trading Liabilities	**173.5**	253.6	**1,303.1**
Other Liabilities	**707.0**	539.5	**5,308.1**
Total Liabilities	**¥7,445.9**	¥8,902.8	**$55,900.8**
Minority Interests in Subsidiaries	**0.0**	—	**0.0**
Total Stockholders' Equity	**623.5**	582.8	**4,681.1**
Total Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity	**¥8,069.5**	¥9,485.7	**$60,582.2**

Number of Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method

March 31	Number of Companies 2002	Number of Companies 2001
Consolidated Subsidiaries	**23**	13
Affiliates Accounted for by the Equity Method	**1**	3

Review of Consolidated Performance

Shinsei Bank started its operations anew in March 2000 under new shareholders and management, and changed its name from The Long-Term Credit Bank to Shinsei Bank in June 2000. Fiscal 2001, ended March 31, 2002, was the second year for the new bank.

At the end of fiscal 2001, the Bank had 23 consolidated subsidiaries. The number increased by 10 from the end of the previous term as the Bank expanded businesses into such areas as asset management and commercial mortgage lending. The Bank had one affiliated company under the equity method, down from three in the previous term, owing to the disposition of ownership of one company and the reorganization of another into a subsidiary.

The Bank posted net income of ¥61.2 billion in fiscal 2001, after tax adjustments, including deferred income taxes amounting to ¥21.2 billion. Net income for the previous year, which amounted to ¥90.4 billion, included a ¥55.0 billion gain from the sale of an equity portfolio to the Deposit Insurance Corporation of Japan (DIC). If this non-recurring gain were excluded from the fiscal 2000 result, net income for fiscal 2001 would have substantially exceeded net income for the previous year.

Net business profit before general reserve for loan losses, including gain from money held in trust ("core profit"), increased 53.3%, to ¥58.8 billion, as an increase in gross business profit, including gain from money held in trust, exceeded an increase in general and administrative expenses.

The Bank posted gross business profit, including gain from money held in trust ("net revenue"), of ¥127.3 billion in fiscal 2001, a ¥26.7 billion increase from the previous year, reflecting improved net interest income of ¥88.4 billion, owing to a wider lending spread and a better funding structure. Non-interest income increased ¥24.1 billion, to ¥38.9 billion, mainly owing to the success of new investment banking businesses. Non-interest income represented 30.6% of gross business profit, including gain from money held in trust.

General and administrative expenses were ¥69.5 billion, as a result of active development of retail and other new business areas.

In assets, loans and bills discounted decreased ¥1,385.4 billion, to ¥4,801.9 billion at the end of fiscal 2001, mainly because of a reduction in non-performing loans through sale, direct write-off and weak market demand for new loans. In liabilities, in line with the reduced assets, debentures decreased ¥884.0 billion, to ¥2,786.3 billion; and deposits, including NCDs, decreased ¥958.0 billion, to ¥2,260.7 billion.

Total stockholders' equity increased ¥40.6 billion, to ¥623.5 billion.

Highlights of Statements of Operations Data (Non-Consolidated)

		Millions of Yen		Thousands of U.S. Dollars
Years Ended March 31		2002	2001	2002
Gross Business Profit *(gyomu-sorieki)*	a	**¥103,794**	¥100,256	**$779,240**
Net Interest Income		**93,828**	88,283	**704,416**
Fees and Commissions, Net		**7,487**	10,015	**56,215**
Trading, Net		**261**	2,340	**1,961**
Other Business Income (Loss), Net		**2,217**	(382)	**16,648**
General Reserve for Loan Losses	b	**(26,156)**	—	**(196,368)**
Expenses	c	**65,868**	61,492	**494,505**
Net Business Profit before General Reserve for Loan Losses *(jisshitsu gyomu jun-eki)*	d = a − c	**37,926**	38,764	**284,734**
Net Business Profit *(gyomu jun-eki)*	e = d − b	**64,082**	38,764	**481,103**
Net Business Profit before General Reserve for Loan Losses, including Gain from Money Held in Trust		**57,920**	38,861	**434,840**
Other Operating Income, Net *(rinji son-eki)*	f	**(25,598)**	57,263	**(192,180)**
Net Operating Income *(keijo rieki)*	g = e + f	**38,484**	96,027	**288,922**
Extraordinary Income (Expenses)	h	**1,188**	(4,537)	**8,921**
Income before Income Taxes	i = g + h	**39,672**	91,490	**297,843**
Current Income Taxes	j	**137**	222	**1,034**
Deferred Income Taxes	k	**21,204**	—	**159,189**
Net Income	l = i − j + k	**60,738**	91,267	**455,998**

Notes: 1. Interest expenses related to money held in trust have been deducted from other operating income, net.
2. General reserve for loan losses for fiscal 2000 is included in extraordinary income (expenses), since reversal of the general reserve for loan losses exceeded the provision to the specific reserve for loan losses.

Indicators of Non-Consolidated Performance

Principal indicators of the Bank's performance include gross business profit, net business profit before general reserve for loan losses, net operating income and net income.

Net business profit before general reserve for loan losses, including gain from money held in trust, represents the Bank's operating results substantially.

Gross business profit measures the profitability of a bank's core businesses. Its four components are: net interest income, which shows the margin between funds sourced and funds used; fees and commissions, net, which is derived through loan-related fees, investment trust distribution and other fee-based activities; trading, net, which represents income obtained from buying and selling securities and derivatives; and other business income, net, which comprises net gains or losses from such activities as foreign exchange transactions and bond trading in the investment account.

Net business profit is defined as gross business profit minus the general reserve for loan losses and expenses.

Net operating income is obtained by adding net gains from equity trading, subtracting the costs of disposal of problem assets and adding certain other special net gains to gross business profit. After taking into account other extraordinary items, income taxes are subtracted to obtain net income.

Review of Non-Consolidated Performance

In fiscal 2001, the Bank posted net income of ¥60.7 billion, after net credit cost of ¥2.7 billion, and adjustment for income taxes of ¥21.2 billion, following the posting of deferred tax assets. If a ¥55.0 billion gain from the sale of an equity portfolio to the DIC were excluded from net income for fiscal 2000, which totaled ¥91.2 billion, net income for fiscal 2001 would have been substantially higher than that for the previous year.

Net business profit before general reserve for loan losses, including gain from money held in trust ("core profit"), increased 49.0%, to ¥57.9 billion.

Gross business profit (not including gain from money held in trust) increased ¥3.5 billion, to ¥103.7 billion, because net interest income increased as a result of a better funding structure and an increased profit contribution from investment banking business.

Expenses increased ¥4.3 billion, to ¥65.8 billion, owing to active development of new business areas.

In fiscal 2001, the Bank paid preferred dividends (one half of set annual dividend) and common dividends (¥0.56 per share).

Total assets decreased ¥1,684.6 billion, to ¥8,366.6 billion at the end of fiscal 2001. Loans and bills discounted decreased ¥1,171.4 billion, to ¥5,012.1 billion, owing to the reduction of non-performing loans by ¥541.6 billion through direct write-off, transfer to the DIC and weak market demand for new loans.

In liabilities, debentures decreased ¥748.7 billion, to ¥2,735.2 billion, and deposits, including NCDs, decreased ¥918.7 billion, to ¥2,384.0 billion, in line with asset reduction. In debenture issuance, higher coupon five-year debentures matured, while one- and two-year coupon debentures increased. In deposits, retail deposits increased significantly. We are pleased with our funding diversification.

Total stockholders' equity increased ¥39.8 billion, to ¥617.3 billion. Beginning fiscal 2001, the Bank posted deferred tax assets, which represented 2.9% of total stockholders' equity.

Asset Quality and Disposal of Problem Assets (Non-Consolidated)

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)

The Bank's exposure, according to the disclosure criteria specified in the Financial Revitalization Law, as of March 31, 2002, was ¥1,113.6 billion, a reduction of ¥182.3 billion compared with March 31, 2001. Within this sum, bankrupt and quasi-bankrupt claims were down ¥166.3 billion, compared with the previous fiscal year-end, to ¥306.5 billion, substandard claims fell ¥85.9 billion, to ¥366.9 billion, and doubtful claims rose ¥69.9 billion, to ¥440.0 billion. As a result, the ratio of non-performing claims disclosed under the Financial Revitalization Law to total credit stood at 20.01% at the end of fiscal 2001.

Loans to borrowers requiring caution, which includes the substandard claims mentioned above, totaled ¥927.4 billion at the end of fiscal 2001, down ¥301.0 billion compared with the previous fiscal year-end. Loans to borrowers requiring caution and below were down ¥397.5 billion, to ¥1,674.0 billion.

Disclosure of Claims under the Financial Revitalization Law (Non-Consolidated)

	Millions of Yen		
Years Ended March 31	2002	2001	Change
For the Fiscal Terms Ended			
Bankrupt and Quasi-Bankrupt (A)	**¥ 306,566**	¥ 472,945	¥ (166,379)
Doubtful (B)	**440,069**	370,088	69,981
Substandard (C)	**366,985**	452,950	(85,965)
Total (D) [(A) + (B) + (C)]	**¥1,113,621**	¥1,295,983	¥ (182,362)
Total Credit Amount (E)	**5,565,658**	6,809,440	(1,243,782)
Ratio (D) / (E) (%)	**20.01%**	19.03%	0.98

Coverage Ratios

Coverage ratios for claims classified under the Financial Revitalization Law, which is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses versus total claims at the end of fiscal 2001, were 100% for bankrupt and quasi-bankrupt, 92.31% for doubtful and 60.12% for substandard. For all claims classified, the coverage ratio was 83.82%.

The Bank does not make direct write-offs of the portion of claims that are estimated to be uncollectible. However, if such write-offs were made at an estimated amount of ¥61.5 billion, the coverage ratio for all classified claims would have been 82.87%.

Coverage Ratios for Non-Performing Claims Disclosed under the Financial Revitalization Law

	Millions of Yen				
		Amounts of Coverage			
	Amount of Claims	Reserves for Loan Losses	Collateral and Guarantees	Total	Coverage Ratio
Fiscal 2000					
Bankrupt and Quasi-Bankrupt	¥ 472,945	¥199,080	¥273,865	¥ 472,945	100.00%
Doubtful	370,088	143,552	173,231	316,784	85.60
Substandard	452,950	133,594	114,393	247,988	54.75
Total	¥1,295,983	¥476,226	¥561,489	¥1,037,717	80.07%
Fiscal 2001					
Bankrupt and Quasi-Bankrupt	**¥ 306,566**	**¥ 61,617**	**¥244,948**	**¥306,566**	**100.00%**
Doubtful	**440,069**	**113,066**	**293,166**	**406,233**	**92.31**
Substandard	**366,985**	**119,896**	**100,728**	**220,624**	**60.12**
Total	**¥1,113,621**	**¥294,580**	**¥638,843**	**¥933,424**	**83.82%**

Disposal of Problem Assets in Fiscal 2001 (Non-Consolidated)

In regard to credit costs incurred on the disposal of problem assets, the Bank posted a reversal of general reserve for loan losses of ¥26.1 billion and a provisioning of specific reserve for loan losses of ¥28.7 billion. Total credit costs amounted to ¥2.7 billion.

Breakdown of Disposal of Problem Assets (Non-Consolidated)

	Millions of Yen	
Years Ended March 31	2002	2001
Write-Offs	¥ **159**	¥ 29
Other Losses on Loan Sales	**179**	83
General Reserve for Loan Losses	**(26,156)**	(39,688)
Specific Reserve for Loan Losses	**28,761**	33,683
Provisions to Country Risk Reserve	**(155)**	(55)
Subtotal	¥ **2,450**	¥ (6,061)
Total Credit Costs	¥ **2,789**	¥ (5,947)

Reserve for Loan Losses (Non-Consolidated)

As of March 31, 2002, the Bank's reserve for loan losses decreased ¥192.8 billion, to ¥371.4 billion, with a general reserve of ¥192.3 billion, a specific reserve of ¥178.9 billion and a reserve for loans to restructuring countries of ¥156 million. Total reserve stood at 6.67% of the total credit amount. In fiscal 2001, ¥195.4 billion of reserve was used for losses on write-offs and sales of loan-related assets.

Reserve for Loan Losses (Non-Consolidated)

	Millions of Yen		
March 31	2002	2001	Change
General Reserve	¥ **192,350**	¥ 220,455	¥ (28,105)
Specific Reserve	**178,954**	343,537	(164,583)
Reserve for Loans to Restructuring Countries	**156**	296	(140)
Total Reserve (A)	¥ **371,461**	¥ 564,290	¥ (192,829)
Total Credit Amount (B)	**¥5,565,658**	¥6,809,440	¥(1,243,782)
Ratio (A) / (B) (%)	**6.67%**	8.29%	(1.62)

Definitions of Claims Classified under the Financial Revitalization Law

The asset quality of the following balance sheet items is assessed under the Financial Revitalization Law: loans and bills discounted, foreign exchange, securities lent, accrued income and suspense payment in other assets, and customers' liabilities for acceptances and guarantees. The quality of these assets is categorized as follows on the basis of the financial condition and operating performance of the obligor.

Bankrupt and Quasi-Bankrupt

Claims against obligors under bankruptcy as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Composition Law and similar laws, and obligors in similar condition

Doubtful

Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments

Substandard

Past due loans three months or more and restructured loans, excluding those categorized as bankrupt, quasi-bankrupt or doubtful

Normal

Claims against obligors that are experiencing no particular problems with financial condition or operating performance and excluding claims in the three categories just defined

Risk-Monitored Loans

The balance of risk-monitored loans on a non-consolidated basis stood at ¥1,044.0 billion as of March 31, 2002, or ¥170.8 billion less than a year earlier.

On a non-consolidated basis, restructured loans were ¥273.9 billion, down ¥166.1 billion, and loans to borrowers in bankruptcy were ¥200.6 billion, down ¥157.9 billion. Past due loans three months or more were ¥93.0 billion, up ¥80.2 billion from a year earlier, and past due loans were ¥476.3 billion, up ¥73.0 billion.

On a consolidated basis, there was not much difference in risk-monitored loans, with the total standing at ¥1,043.5 billion.

Risk-Monitored Loans (Non-Consolidated)

	Millions of Yen		
March 31	2002	2001	Change
Loans and Bills Discounted	**¥5,012,174**	¥6,183,585	¥(1,171,410)
Loans to Borrowers in Bankruptcy (A)	**200,693**	358,651	(157,957)
Past Due Loans (B)	**476,377**	403,317	73,059
Total (A) + (B)	**677,070**	761,968	(84,897)
(Ratio to Total Loans and Bills Discounted) (%)	**13.51%**	12.32%	1.19
Past Due Loans Three Months or More (C)	**¥ 93,075**	¥ 12,853	¥ 80,222
Restructured Loans (D)	**273,909**	440,097	(166,188)
Risk-Monitored Loans (A) + (B) + (C) + (D)	**1,044,056**	1,214,919	(170,863)
(Ratio to Total Loans and Bills Discounted) (%)	**20.83%**	19.65%	1.18
Reserve for Loan Losses	**¥ 371,461**	¥ 564,290	¥ (192,829)
Reserve Coverage Ratio (%)	**35.58%**	46.45%	(10.87)

Risk-Monitored Loans (Consolidated)

	Millions of Yen		
March 31	2002	2001	Change
Loans and Bills Discounted	**¥4,801,904**	¥6,187,320	¥(1,385,415)
Loans to Borrowers in Bankruptcy (A)	**200,697**	358,653	(157,955)
Past Due Loans (B)	**475,200**	402,880	72,320
Total (A) + (B)	**675,898**	761,533	(85,635)
(Ratio to Total Loans and Bills Discounted) (%)	**14.08%**	12.31%	1.77
Past Due Loans Three Months or More (C)	**¥ 93,568**	¥ 12,853	¥ 80,714
Restructured Loans (D)	**274,049**	440,250	(166,200)
Risk-Monitored Loans (A) + (B) + (C) + (D)	**1,043,516**	1,214,637	(171,120)
(Ratio to Total Loans and Bills Discounted) (%)	**21.73%**	19.63%	2.10
Reserve for Loan Losses	**¥ 370,033**	¥ 563,891	¥ (193,857)
Reserve Coverage Ratio (%)	**35.46%**	46.42%	(10.94)

Definitions of Reserve for Loan Losses

The Bank makes provisions to the reserve for loan losses based on established criteria for write-offs and reserves according to the types of claims specified in the operating guidelines set forth by the Japanese Institute of Certified Public Accountants, as follows:

- For claims on borrowers in the normal and caution categories, including the special supervision segment self-assessment category, provisions are made to the general reserve for loan losses based on the Bank's own historical experience of defaults.
- For claims on borrowers in the possible bankruptcy category, the expected amount of recoveries from collateral and guarantees is subtracted from the claim, and the portion of the remaining amount is made as a provision to the specific reserve for loan losses. Similarly, for claims on borrowers in the virtual bankruptcy and legal bankruptcy categories, the expected amount of recoveries from collateral and guarantees is subtracted from the claim, and the remaining amount is made as a provision to the specific reserve.

These provisions are made on the basis of self-assessments, which are performed by the operating unit in charge of the asset and then audited by an asset-auditing section independent of the operating unit. Provisions to the reserve are based on the results of this review and auditing process.

Specific Reserve for Loan Losses

When certain facts make it clear that the collection of individual loans and other claims is likely to be impossible, the Bank makes provisions to the specific reserve for loan losses to provide for future losses.

When such claims appear likely to be uncollectible because of an application for commencement of bankruptcy proceedings under the Corporate Reorganization Law, or the obligor has shown negative net worth for an extended period, or other standards become applicable under tax laws, the Bank subtracts the amount of collateral or other coverage from the amount of the loan and is allowed to make provisions for the remainder on a non-taxable or taxable basis.

Reserve for Loans to Restructuring Countries

Provisions are made to the reserve for loans to restructuring countries to provide for losses expected due to political and economic conditions in the countries where the loans are outstanding.

Capital Adequacy Ratio

As of March 31, 2002, the Bank's consolidated capital adequacy ratio increased 0.05 percentage point, to 17.04%.

March 31	Millions of Yen 2002	2001
Basic Items (Tier I) (A)	**¥ 614,319**	¥ 559,615
Capital	**451,296**	451,296
Supplementary Items (Tier II)		
Difference in Book Value Arising from Revaluation, after 55% Discount	**—**	—
General Reserve for Loan Losses	**35,995**	41,162
Subordinated Debt	**332,196**	561,535
Total	**368,191**	602,697
(Amount Eligible for Inclusion in Capital) (B)	**368,191**	559,615
Deduction (C)	**639**	173
Total Capital (D) [(A) + (B) – (C)]	**¥ 981,871**	¥1,119,057
Risk Assets		
On-Balance-Sheet Items	**¥5,270,185**	¥6,350,103
Off-Balance-Sheet Items	**489,097**	235,908
Total (E)	**¥5,759,283**	¥6,586,011
Consolidated Capital Adequacy Ratio (Domestic Criteria) (D) / (E) (%)	**17.04%**	16.99%

Compliance Infrastructure

Shinsei Bank continually strives to achieve healthy and proper management by maintaining a compliance system that is worthy of society's trust.

Compliance Systems Organization

The Compliance Committee, the Legal and Compliance Division and the individual compliance managers constitute the main elements of the Bank's compliance organization.

The Compliance Committee, with the Bank's president as chairman, convenes on a monthly basis to examine and discuss important matters such as the prevention of money laundering, etc. Third-party monitoring of the Committee is carried out by two lawyers invited to serve as outside committee members.

The Legal and Compliance Division plans various measures concerning compliance risk for the entire Bank and promotes these measures through central management. The Division assigns compliance officers specializing in specific areas to implement finely tuned compliance measures in accordance with each of the Bank's business areas.

Moreover, every division, department or branch has its own compliance manager to act as the point of contact for local compliance-related matters. This person works to raise awareness toward compliance within his division, department or branch through study meetings and the like, and reports regularly on the compliance situation to the compliance officer-in-charge at the Legal and Compliance Division.

The Legal and Compliance Division and the relevant divisions of the subsidiary companies and affiliates monitor the compliance situation of each company, and take appropriate measures where necessary.

Compliance Activities

Every fiscal year the Bank produces a *Compliance Program* that outlines compliance-related practice plans such as compliance promotion activities. Related rules, training and system maintenance are implemented based on this program. Particular recognition is given to training, and every year various training programs are conducted as the tools through which the Bank instills a solid compliance consciousness in its staff.

Specifically, training programs are held for compliance managers, with separate programs for important compliance matters (such as the prevention of money laundering and insider dealing). Compliance material is built directly into the training curricula for each business unit (institutional business, retail operations, etc.).

Legal Risk

Legal risk refers to the risk that causes unexpected loss or generates dispute in dealings concerning the Bank, owing to contravention of the law or improper contracts.

As liberalization of the banking industry progresses in Japan and Shinsei's business becomes increasingly diversified and specialized, the Bank emphasizes management of legal risk and compliance as a vital task in management today. To this end, the Legal and Compliance Division was created to specialize in such matters and ensure uniform management. The Division takes measures to achieve full Bank compliance and promote understanding of legal risks, with the Division's Legal Department taking charge in such matters as preventive law and lawsuits.

Asset-Liability Management (ALM)

Shinsei Bank established the ALM Committee to comprehensively manage its assets and liabilities and to undertake strategic balance sheet management. The committee meets monthly to review ALM policies. The Bank president holds the committee chairmanship, while the committee is made up of group heads and general managers of divisions whose operations are closely related to balance sheet management. The president retains final decision-making authority over ALM policy. Subordinate to the ALM Committee is the Market Risk Management Committee, which convenes weekly to report on the Bank's overall market risk position. Management receives updates concerning exposure arising from trading and other market-related operations, as well as ALM activities.

ALM Policy

In addition to determining ALM policy for both banking and trading accounts, the ALM Committee sets the Bank's policy for managing liquidity risk and for allocating capital to individual operating divisions to improve the return on risk taken. Following the ALM policies determined by the ALM Committee, the Bank aims to optimize its balance sheet and capital structures, while maximizing its medium-to-long-term profitability.

ALM Methodology

By setting an in-house interest rate between the ALM Division and the respective funding and lending divisions based on prevailing market rates, the Bank consistently manages interest risk and profitability. The margin achieved by each operating division in excess of the in-house rate is treated as that division's own profit or loss, while risk management arising from interest rate fluctuation is the responsibility of the ALM Division.

In managing interest rate risk, the Bank takes an integrated approach to both on-balance-sheet transactions, such as lending activities, and off-balance-sheet transactions, such as swaps. Risk is analyzed and managed both in terms of fair market value and profit or loss for a given accounting period.

Fair market value is defined as the present value of future cash flows discounted to reflect market interest rates. Limits are set for fair market value risk according to the basis point value (Bpv) method*, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of the Bank's shareholder equity.

For profit or loss within a specific period, risk limits are set based on net interest income (NII). The Bank's future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from the Bank's current balance sheet and operational plans. NII simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range, with the objective of stabilizing interest income and expenses.

In collaboration with the market operational divisions, the ALM Division has worked to strengthen balance sheet profitability through flexible ALM operations within risk limits. The Bank will continue to improve risk analysis methodology and simulations. As well as developing more effective ALM operational methods, the Bank is seeking to maximize medium-to-long-term profitability.

***Bpv Method**

The Bpv method measures the risk of changes in fair market value accompanying fluctuations in interest rates. For example, 10 Bpv means the change of fair market value when interest rates move 10 basis points, or 0.1%. The figures in the table below show the impact on the value of on-balance-sheet and off-balance-sheet items for the maturities shown when interest rates move 10 basis points.

Impact of a 10 Bpv on Fair Market Value (As of March 31, 2002)

(Billions of Yen)

	Three Months or Less	Six Months or Less	Over Six Months to One Year	Over One Year to Three Years	Over Three Years	Total
On-Balance-Sheet	¥0.0	¥(0.1)	¥(0.4)	¥0.2	¥2.9	¥2.6
Off-Balance-Sheet	0.0	0.2	0.3	0.3	(2.1)	(1.4)
Total	¥0.0	¥0.1	¥(0.1)	¥0.4	¥0.8	¥1.2

Note: When figures are positive, a decline in interest rates will result in an increase in fair market value.
When figures are negative, a decline in interest rates will result in a decrease in fair market value.

Integrated Risk Management

Shinsei Bank considers risk management a top priority level within overall bank management and is continually working to improve its risk tracking and risk management systems.

Basic underlying philosophy of the risk management system

For financial institutions to conduct highly profitable operations, risk control—knowing how to take and deal with risk—is a major management issue that must be addressed.

To this end, internal control mechanisms are required to confirm whether risk is being taken in accordance with the Bank's overall policies and the policies for individual business operations, whether risk is being contained within the proper limits and whether operational units responsible for risk are managing it appropriately.

Financial institutions confront various kinds of risk, including credit risk, market risk, liquidity risk, operational risk, computer system risk and legal and compliance risk.

Working toward integrated risk management

To gain an accurate picture of the aggregate risk held by the Bank and undertake proactive risk management, the Bank issued its *Risk Management Policy* in November 2000, which sets out basic awareness regarding each type of risk and fundamental policies for management of these risks. In this policy, risk is recognized as being the lifeblood of a financial institution's business, and risk management is defined as a fundamental principle capturing the risk to which the Bank is exposed.

Furthermore, under the *Risk Management Policy,* the Bank has substantially completed a comprehensive reconstruction of all types of risk policies and administrative systems.

Integrated risk management involves not only precisely monitoring risks in various operations but also fully comprehending risks and quantifying them to the greatest extent possible. The Bank is currently considering whether to implement the concept of risk capital as an integrated risk management method.

For those types of risk that do not easily lend themselves to quantitative measurement or are, in fact, very difficult to measure, the Bank continues to minimize risk by segregating duties and expanding and enhancing internal audit functions.

Integrated risk management at Shinsei Bank

Commissioned by the Management Committee, the Bank has established several committees to oversee management of the various types of risk. These are the Risk/Investment Committee, the Credit Committee, the ALM Committee and the Market Risk Committee. Their activities include the examination and discussion of risk-related matters, drawing on the extensive experience and professional knowledge of committee members and determining risk management policies.

Moreover, the Bank has hired a Chief Risk Officer (CRO) to preside over these risk management functions. The Bank further strives to enhance integrated risk management under the control and leadership of the CRO.

Credit Risk Management

Credit risk—the risk that a counterparty in a financial transaction will become unable to meet its contractual obligations owing to deterioration in its credit situation—represents the largest potential impact on a bank's performance. Such risk is inherent in a range of transactions, from lending and guarantees to market-related transactions such as derivatives. Effective management of credit risk, therefore, requires integrated, cross-divisional management systems.

Three major guidelines govern sound credit operations at a banking institution. These are: (1) securing sufficient return on risk taken; (2) avoiding concentration of credit within a particular sector; and (3) managing the lending portfolio with an awareness of potential losses under the worst-case scenario. To achieve these goals, the Bank has two operational manuals detailing procedures for basic credit policy and specific guidelines for credit risk management, entitled *Credit Policy and Business Operation Standards for Credit Control.*

As detailed below, Shinsei's credit risk management process is divided into two broad categories: the management of risk within individual transactions and risk management at the portfolio level.

Credit risk management in individual transactions

Organization and systems

In credit risk management of individual transactions, it is essential to establish effective checks and balances throughout the credit process, from the development of transaction opportunities, credit analysis and approval, through post-closing account management. At the Bank, credit approval authority is delegated to independent credit sections in the Risk Management Group. In addition, the Credit Assessment Division examines overall credit procedures independently from relationship management and credit divisions, creating an independent watchdog function.

Credit approval authority is based on a committee system to achieve greater objectivity and transparency in the decision making process. Every level of credit authority is strictly enforced, with each body having a defined sphere of authority depending on such factors as approval amount, established credit limits, and the conditions associated with a particular transaction. Authority is divided among: (1) the Risk/Investment Committee; (2) the Credit Committee; (3) the group heads' council; and (4) the divisional general managers' council. The Risk/Investment Committee also handles decision making for investment transactions.

To meet increasingly diversified customer needs and expand profit generation opportunities, the Bank actively seeks out business in such innovative areas as loan trading and asset securitization. To implement optimal risk management methods in these new business areas, the Bank has hired staff from outside the organization who are experienced in these products.

Credit rating system

In February 2001, the Bank introduced a new internal credit rating system. The new system was the result of changes in the Bank's business portfolio, as well as adjustments resulting from our work with third-party credit rating agencies. The new system features:

- improved precision of financial modeling and better incorporation of qualitative factors in ratings
- consistency with third-party rating agency methodology and across industry sectors
- compliance with consolidated accounting practices.

The credit rating model calculates preliminary ratings based on credit data from third-party agencies. Where necessary, aggregate adjustments are added and the ratings are derived. The final credit ratings are decided through a committee process, ensuring transparency. The Bank also tests the consistency of the credit ratings and the obligor category determined by self-assesments.

Credit ratings are used as a standard benchmark during the credit approval process and for portfolio management, thus forming the nucleus of the credit risk management system.

Credit risk management at the portfolio level

Monitoring analysis system

In addition to managing individual transactions through proper risk analysis, it is essential to maintain a prudent level of risk diversification across industries and credit ratings at the portfolio level. The Portfolio Risk Management Division carries out Shinsei's portfolio risk analysis and monitors the risk diversification within different categories, including industries, credit ratings, individual customers and corporate groups. It also tracks and analyzes factors affecting credit ratings of customers within the portfolio, reporting to management on a monthly basis.

Credit risk measurement

Credit risk is quantified through "expected loss"—the possibility of losses occurring owing to a change in the credit standing of customers, calculated using historical default and recovery data and forecasts.

A loss that exceeds the forecast expected loss owing to the realization of a worst-case scenario is generally called an "unexpected loss." By calculating such an outcome, it is possible to arrive at an accurate level of risk capital associated with a specific transaction.

Calculation of expected and unexpected loss for a transaction is reflected in the lending spread applied to it and enables the Bank to obtain a level of return that is commensurate with the risk associated with that transaction. Furthermore, changes in risk capital and the return obtainable from risk incurred are analyzed to practice sound portfolio management and rational resource allocation.

Credit risk in market transactions

The Bank manages the credit risk associated with derivatives and other market transactions based on estimates of fair market value and future changes in market value. Risk associated with market transactions may change in magnitude as a result of changes in market rates after transaction terms have been concluded. For this reason, the Bank strictly manages this type of risk based on forecasts of volatility of future value.

Self-assessments

Since the introduction of the Prompt Corrective Action System in April 1998, Japanese financial institutions have been required to assess their asset bases, including loan portfolios ("self-assessments"), and make appropriate write-offs and provisions to reserves for loan losses.

The Bank has established a self-assessment system within the Credit Assessment Division, which takes ultimate responsibility for fulfilling the self-assessment requirements. The Credit Assessment Division reports directly to the senior management team and is independent from the relationship management and credit sections. Specifically, the Bank has formulated a set of standards and procedures for self-assessments based on *Inspection Manuals for Deposit-taking Financial Institutions* published by the Financial Services Agency. Initial assessments are carried out by such divisions as relationship management sections, secondary assessments are conducted by credit sections and the final assessment is made by the Credit Assessment Division.

The Bank will strengthen and maintain its systems to prevent loans from becoming non-performing and to take early and appropriate actions to deal with problem assets. Such efforts include timely reviews of obligor categories and loan asset classifications in response to changes in the financial position of customers.

Market Risk Management

Market risk—the risk associated with changes in the value of financial instruments arising from fluctuations in foreign exchange rates, interest rates, stock prices and other market-determined price mechanisms—is inherent in all assets and liabilities, as well as in off-balance-sheet transactions. The Bank regards market risk management as a key element of its risk management activities. Accordingly, the Bank is working to improve its management systems in this area.

Market risk management methods

By quantifying market risk on a frequent basis and tracking it objectively and visually, the Bank has built a system capable of facilitating the recognition and management of risk, making adjustments according to market trends.

Market risk management involves the continual repetition of a five-step process. The first step is the construction of a transaction information database. The second step is data classification according to risk management unit. The third step involves risk quantification grouped by risk characteristic and unit. The fourth step is risk position reporting, and the fifth step is the assessment of a reported risk position and implementation of any necessary adjustments. To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid and valuation criteria such as rates and prices must be reliable. The Bank has introduced a market risk measurement system that incorporates objective validity verification, paying careful attention to the accuracy and validity of transaction data and valuation criteria.

Risk management units are determined by organizational structure, nature of operations and products. Each unit is assigned overall risk limits through the allocation of loss amount limits and permitted risk exposure amount limits. By having all risk units fulfill their market operations within assigned risk limits, the Bank is able to adhere to the market risk management objectives laid out by top management.

In terms of market risk measurement methodology, the Bank uses the value at risk (VaR) method* in its trading operations, and the Basis Point Value method (Bpv) in its banking operations, as the principal risk indicators. The validity of the VaR model is verified through back-testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back-testing of the sample data for the year ending March 31, 2002, confirmed the continued reliability of the Bank's VaR model.

The VaR method is used to statistically forecast the maximum loss that is likely to be sustained based on estimates of the degree to which fair value of the overall portfolio may be impaired, using a specified holding period

VaR and Daily Profit or Loss (Back-Testing of Trading Operations)

(Millions of Yen) (For the Year Ended March 31, 2002)


500
400
300
200
100
0
-100
-200
-300
-400
-500
2001/4/2
2001/5/31
2001/7/31
2001/9/28
2001/11/30
2002/1/31
2002/3/29
Absolute value of daily profit or loss
VaR

and confidence level, and based on analysis of past data of market fluctuations.

Market risk management system and organization

Market risk is divided into two broad categories. The first is passive risk arising from banking operations such as lending and debenture issuance. The other is active risk taken and managed in trading operations. The Bank carries out effective and efficient market risk management by concentrating jurisdiction over market risk in both banking and trading operations in the Markets Division. The Market Risk Management Division is responsible for objective and timely recognition, monitoring and reporting of market risks in both trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, it carries out risk analyses and recommendations.

In actual trading operations, the transaction execution sections, operations sections and risk management sections function independently, forming a system of effective checks and balances within the Bank.

For senior management to take a leading role in market risk management, the Bank has established the Market Risk Management Committee, which is responsible for the functions of overall examination and evaluation of market risk. The committee is a deliberative body charged with reporting to and consulting with the ALM Committee, to whom it is subordinate. The Market Risk Management Committee is chaired by the head of the Risk Management Group, and is made up of corporate executive officers and general managers responsible for market-related operations.

Market risk management outlook

Reflecting the increasing importance of market risk management since the early 1990s, the Bank has consistently worked to improve its market risk management policies and practices.

In the last several years, new types of financial products not traditionally associated with market risk have become

Back-Testing on the VaR Model Applied to Trading Divisions' Transactions

Back-testing involves comparing the actual losses and profits to estimated VaR to confirm the reliability of the VaR method.

Assumptions of the Bank's VaR Model

Method: Variance-covariance

Confidence interval: 2.33 standard deviations (99% confidence interval)

Holding period: One day

Number of days of observations: 250

Coverage: Trading divisions

Number of data points: Approximately 850 per day

***VaR Method**

The VaR method forecasts statistically the maximum loss and risk that may be sustained based on estimates of the degree to which the fair value of the overall portfolio may be impaired, with a specified holding period and probability, based on analysis of past data on market fluctuations.

popular. One example is a credit derivative with a market price that fluctuates with changes in credit risk. The Bank aims to continually improve its internal controls in accordance with developments in the capital markets in a timely manner that is generally ahead of common market practice. The Bank believes its range of financial products and services will be more attractive and better meet customers' needs if it incorporates accurate risk recognition, sophisticated management, intermediation and hedging of risks.

Liquidity risk management

Liquidity risk—the danger that fund-raising may become difficult or the cost of funds may become unacceptably high owing to a fall in credit standing—affects not only financial institutions but all enterprises equally, since funds with which transactions must be settled are a prerequisite part of all economic activity. Liquidity risk is therefore a critical factor in companies' quest for survival.

The Bank recognizes that its own level of liquidity risk is highly correlated with the level of credibility it maintains in the financial markets. Accordingly, the Bank constantly strives to enhance its profile through all its business operations. Additionally, the Bank is building and implementing management systems that quantify liquidity risks and allow adjustments depending on each situation.

Other Types of Risk Management

Operational risk

Operational risk—the risk that a Bank may incur loss or damage as a result of errors or inappropriate activities in the course of providing customer service—is another potential risk inherent in Shinsei's operations. Expanding retail banking services, and the administrative functions that support them, has become vital for banks. In light of this, paying proper attention to related operational risks is crucial to the Bank.

To appropriately deal with such risk, the Operations Planning and Administration Division seeks to simplify administrative operations and implement thorough customer service and administration training programs. To further diminish the chances of suffering serious loss or damage as a result of operational risk, the Bank has taken steps toward risk diversification. In addition, the Bank maintains backup systems to ensure continuous service for customers, even in the event of a major natural disaster or other emergency situation.

Computer system risk

Computer system risk has come under the spotlight in recent years as banks' online systems play an increasingly vital role in the broader social infrastructure. To deal with emergency situations, the Bank has formulated continuity of business (COB) plans that include emergency communications plans and comprehensive operational manuals.

In the computer systems area, the Bank has taken thorough and prudent steps to prepare itself for natural disasters and criminal acts. The Bank has implemented crisis management systems and facilities to ensure uninterrupted service under a wide range of scenarios. For instance, the Bank has been preparing a backup center to function in parallel with the main computer centers; a complete duplication of computer hardware, software and data; and backup telecommunication lines and power generating equipment.

Internal audit

As the risks associated with banking operations have become more diverse and complex, risk management in each operational unit has become increasingly critical. Furthermore, the role of internal audit in examining such risk management has increased, necessitating more substantial internal audit systems.

The Internal Audit Division, which as of last year reports directly to Shinsei's president, is independent from the operating units. The division comprehensively examines the risk management situation of each operating unit in relation to organization, IT systems, procedure and implementation, and reports its findings and recommendations to the president, as well as the Audit Committee and executive officers in all line divisions.

The audit methodology is currently undergoing a transition from the past practice of visits to the Bank's offices and branches to a more effective method that closely examines the degree of risk and level of preparedness associated with each particular operating unit. To strengthen internal audit capabilities, the Bank has upgraded necessary infrastructure and developed a new audit methodology. The Bank is also currently utilizing outside advisers to further enhance audit standards.

At the same time, to ensure credit operations are conducted in a thorough and appropriate manner, the Credit Assessment Division carries out audits based on [the Bank's stated *Credit Policy and Credit Procedure* guidelines]. Audits focus on whether proper credit assessment processes are being effected, and on the assigned credit rating in the context of detecting any decline in the quality of the Bank's assets at the earliest possible time.

Legal and compliance risk

Legal and compliance risk—the risk that the Bank may infringe statutes or ordinances in its business operations, or enter into inappropriate contractual agreements that can lead to losses or disputes—is increasing as the liberalization of the Japanese banking industry progresses and the Bank's operations are becoming more diverse and technical. The Bank considers legal risk and compliance management as critical issues for business operations.

The Bank has established the Legal and Compliance Division as a specialized unit charged with comprehensively managing these issues. This division is pursuing a range of measures to satisfy the Bank's compliance requirements and to address litigation risk. For example, the Legal Department is responsible for providing preventive legal advice and dealing with lawsuits.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Subsidiaries
March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
ASSETS			
Cash and Due from Banks (Notes 3 and 19)	¥ 342,055	¥ 477,482	$ 2,567,987
Call Loans	296,559	276,000	2,226,419
Other Debt Purchased	68,980	18,555	517,870
Trading Assets (Notes 4 and 31)	443,972	382,222	3,333,124
Money Held in Trust (Note 5)	172,835	96,477	1,297,566
Securities (Notes 6 and 19)	1,462,281	1,988,518	10,978,092
Loans and Bills Discounted (Notes 7 and 19)	4,801,904	6,187,320	36,050,335
Foreign Exchanges (Note 15)	149,251	10,771	1,120,504
Other Assets (Notes 8 and 19)	486,605	409,708	3,653,198
Premises and Equipment (Notes 9 and 19)	82,565	28,852	619,861
Deferred Discounts on and Issuance Expenses for Debentures	469	1,425	3,522
Deferred Tax Assets (Note 28)	17,695	30	132,847
Customers' Liabilities for Acceptances and Guarantees (Note 18)	114,411	172,238	858,946
Reserve for Loan Losses (Note 10)	(370,033)	(563,891)	(2,778,027)
Total Assets	¥8,069,554	¥9,485,711	$60,582,244
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Debentures (Note 11)	¥2,786,355	¥3,670,417	$20,918,588
Deposits, Including NCDs (Notes 12 and 19)	2,260,755	3,218,835	16,972,636
Call Money (Note 19)	329,900	255,200	2,476,727
Commercial Paper	1,000	62,000	7,508
Trading Liabilities (Notes 13 and 31)	173,580	253,684	1,303,160
Borrowed Money (Notes 14 and 19)	459,272	550,835	3,447,992
Foreign Exchanges (Note 15)	65	107	495
Collateral Related to Securities Lending Transactions	582,198	139,341	4,370,863
Other Liabilities (Note 16)	707,042	539,505	5,308,126
Reserve for Bonuses Payable	8,584	7,081	64,448
Reserve for Retirement Benefits (Note 17)	22,766	19,612	170,917
Reserve for Loss on Disposition of Premises and Equipment	53	3,921	398
Deferred Tax Liabilities (Note 28)	0	10,084	2
Acceptances and Guarantees (Notes 18 and 19)	114,411	172,238	858,946
Total Liabilities	7,445,987	8,902,865	55,900,806
Minority Interests in Subsidiaries	33	—	250
Stockholders' Equity:			
Capital Stock (Note 20):			
Common Stock	180,853	180,853	1,357,761
Preferred Stock	270,443	270,443	2,030,354
Capital Surplus (Note 20)	18,558	18,558	139,327
Earned Surplus (Note 20)	145,094	94,194	1,089,297
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	5,790	16,341	43,470
Foreign Currency Translation Adjustments	2,794	2,455	20,979
Treasury Stock, at Cost	(0)	(0)	(0)
Total Stockholders' Equity	623,534	582,846	4,681,188
Total Liabilities, Minority Interests in Subsidiaries and Stockholders' Equity	¥8,069,554	¥9,485,711	$60,582,244

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Shinsei Bank, Limited, and Subsidiaries
For the Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
Income			
Interest Income:	¥155,481	¥211,468	$1,167,280
Interest on Loans and Discounts	116,577	169,142	875,205
Interest and Dividends on Securities	24,213	16,141	181,784
Interest on Receivables under Resale Agreement	0	—	1
Interest on Deposits with Banks	4,538	11,687	34,074
Other Interest Income	10,151	14,496	76,216
Fees and Commissions	11,277	12,819	84,669
Trading Revenue (Note 21)	1,912	4,672	14,356
Other Operating Income (Note 22)	35,648	3,890	267,629
Other Income (Note 23)	42,241	75,167	317,127
Total Income	246,561	308,018	1,851,061
Expenses			
Interest Expenses:	67,072	125,624	503,546
Interest and Discounts on Debentures	43,124	82,809	323,760
Interest on Deposits	5,398	13,376	40,533
Interest on Borrowings and Rediscounts	13,207	20,594	99,157
Interest on Commercial Paper	15	53	118
Other Interest Expenses	5,325	8,791	39,978
Fees and Commissions	3,474	2,278	26,085
Trading Expenses	126	—	951
Other Operating Expenses (Note 24)	21,452	4,697	161,053
General and Administrative Expenses	69,514	63,899	521,879
Other Expenses (Note 25)	44,581	20,560	334,697
Total Expenses	206,221	217,060	1,548,211
Income before Income Taxes and Minority Interests	40,339	90,958	302,850
Income Taxes (Note 28):			
Current	314	442	2,360
Deferred	(21,227)	56	(159,365)
Minority Interests in Net Income (Loss) of Subsidiaries	32	(6)	247
Net Income	¥ 61,219	¥ 90,464	$ 459,608
Net Income per Common Share (Yen and U.S. Dollars)	¥ 21.11	¥ 31.87	$ 0.16
Diluted Net Income per Common Share (Yen and U.S. Dollars)	¥ 15.10	¥ 21.35	$ 0.11

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Shinsei Bank, Limited, and Subsidiaries
For the Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
Common Stock			
Balance at Beginning of Year	¥180,853	¥ 180,853	$1,357,761
Issuance of Common Stock	—	—	—
Balance at End of Year	180,853	180,853	1,357,761
Preferred Stock			
Balance at Beginning of Year	270,443	48,443	2,030,354
Issuance of Preferred Stock	—	222,000	—
Balance at End of Year	270,443	270,443	2,030,354
Preferred Stock Subscription			
Balance at Beginning of Year	—	240,000	—
Issuance of Preferred Stock	—	(240,000)	—
Balance at End of Year	—	—	—
Capital Surplus			
Balance at Beginning of Year	18,558	281,413	139,327
Issuance of Common Stock	—	—	—
Transfer to Deficit	—	(280,854)	—
Issuance of Preferred Stock	—	18,000	—
Balance at End of Year	18,558	18,558	139,327
Earned Surplus (Deficit)			
Balance at Beginning of Year	94,194	(277,125)	707,164
Transfer from Capital Surplus	—	280,854	—
Decrease Due to Dividends Paid	(10,319)	—	(77,475)
Net Income	61,219	90,464	459,608
Balance at End of Year	145,094	94,194	1,089,297
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes			
Balance at Beginning of Year	16,341	—	122,687
Net Change during the Year	(10,551)	16,341	(79,216)
Balance at End of Year	5,790	16,341	43,470
Foreign Currency Translation Adjustments			
Balance at Beginning of Year	2,455	—	18,431
Net Change during the Year	339	2,455	2,548
Balance at End of Year	2,794	2,455	20,979
Treasury Stock			
Balance at Beginning of Year	(0)	(0)	0
Purchase of Treasury Stock	—	—	—
Balance at End of Year	(0)	(0)	0
Total	¥623,534	¥ 582,846	$4,681,188

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Subsidiaries
For the Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2002	2001	2002
Cash Flows from Operating Activities:			
Income before Income Taxes and Minority Interests	¥ 40,339	¥ 90,958	$ 302,850
Depreciation	2,066	865	15,511
Amortization of Consolidation Goodwill	659	—	4,948
Equity in Losses of Affiliates	136	82	1,025
Decrease in Reserve for Loan Losses	(193,857)	(302,608)	(1,455,390)
Increase in Reserve for Bonuses Payable	1,502	4,764	11,281
Decrease in Reserve for Derivative-Related Credit Risk	—	(1,295)	—
Increase in Reserve for Retirement Benefits	3,153	4,100	23,674
(Decrease) Increase in Reserve for Loss on Disposition of Premises and Equipment	(3,868)	3,841	(29,045)
Decrease in Other Reserve	—	(0)	—
Interest Income	(155,481)	(211,468)	(1,167,280)
Interest Expenses	67,072	125,624	503,546
Net Loss (Gain) on Sales, Redemption and Devaluation of Securities	8,425	(54,639)	63,252
Net Gain on Money Held in Trust	(1,793)	(340)	(13,463)
Net Exchange (Gain) Loss	(43,987)	11,930	(330,233)
Net (Gain) Loss on Sales of Premises and Equipment	(1,115)	2,589	(8,372)
Net (Increase) Decrease in Trading Assets	(59,286)	162,897	(445,093)
Net Decrease in Trading Liabilities	(80,103)	(24,192)	(601,375)
Net Decrease in Loans and Bills Discounted	1,403,255	1,528,145	10,534,951
Net (Decrease) Increase in Deposits, Including NCDs	(958,079)	441,318	(7,192,792)
Net Decrease in Debentures (other than Subordinated Debt)	(754,892)	(2,997,923)	(5,667,362)
Net Increase (Decrease) in Borrowed Money (other than Subordinated Borrowings)	35,605	(47,243)	267,307
Net Decrease in Due from Banks (other than Deposit with the Bank of Japan)	204,466	479,624	1,535,031
Net (Increase) Decrease in Call Loans and Other Debt Purchased	(70,983)	70,125	(532,909)
Net (Increase) Decrease in Collateral Related to Securities Borrowing Transactions	(122,394)	100,109	(918,878)
Net Increase in Call Money and Commercial Paper	13,700	71,493	102,853
Net Increase (Decrease) in Collateral Related to Securities Lending Transactions	442,857	(707,692)	3,324,756
Net Decrease in Payable Related to Trading Transactions	(12,511)	—	(93,927)
Net (Increase) Decrease in Foreign Exchange Assets	(138,479)	3,522	(1,039,635)
Net Decrease in Foreign Exchange Liabilities	(41)	(163)	(311)
Net Increase in Due to Trust Account	46,510	—	349,175
Interest Received	129,322	204,082	970,890
Interest Paid	(88,608)	(157,782)	(665,229)
Net Decrease (Increase) in Money Held in Trust	6,622	(94,455)	49,716
Others, Net	216,169	(240,891)	1,622,897
Subtotal	(63,620)	(1,534,618)	(477,631)
Income Taxes Paid	(141)	(618)	(1,061)
Net Cash Used in Operating Activities	(63,761)	(1,535,236)	(478,692)
Cash Flows from Investing Activities:			
Purchases of Securities	(2,660,233)	(7,192,332)	(19,971,724)
Proceeds from Sales of Securities	1,217,776	4,136,735	9,142,468
Proceeds from Redemption of Securities	1,993,880	3,996,997	14,969,073
Investment in Money Held in Trust (Other)	(2,113)	(1,681)	(15,870)
Proceeds from Disposition of Money Held in Trust (Other)	3,836	—	28,805
Investment in Money Held in Trust (Held to Maturity)	(82,910)	—	(622,447)
Purchases of Premises and Equipment	(63,258)	(1,238)	(474,911)
Proceeds from Sales of Premises and Equipment	15,260	6,332	114,569
Proceeds from Acquisition of New Subsidiary	—	1,118	—
Payment for Acquisition of New Subsidiary	(1,322)	—	(9,930)
Payment for Investments in New Affiliates	(410)	—	(3,083)
Net Cash Provided by Investing Activities	420,505	945,932	3,156,950
Cash Flows from Financing Activities:			
Repayment of Subordinated Borrowings	(134,500)	(309,900)	(1,009,760)
Payment for Redemption of Subordinated Debts	(135,915)	(74,188)	(1,020,387)
Redemption of Foreign Bonds	(11,700)	(3)	(87,838)
Dividends Paid	(10,319)	—	(77,475)
Net Cash Used in Financing Activities	(292,435)	(384,092)	(2,195,460)
Net Increase (Decrease) in Cash and Cash Equivalents	64,308	(973,396)	482,798
Cash and Cash Equivalents at Beginning of Year	67,302	1,040,698	505,271
Increase in Cash and Cash Equivalents Due to Inclusion of Subsidiaries in Consolidation	—	0	—
Cash and Cash Equivalents at End of Year (Note 3)	¥ 131,610	¥ 67,302	$ 988,069

See accompanying Notes to Consolidated Financial Statements.

Shinsei Bank, Limited, and Subsidiaries
For the Years Ended March 31, 2002 and 2001

1. Basis of Presentation

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank"), and subsidiaries are prepared on the basis of accounting principles and practices generally accepted in Japan and in conformity with the Consolidated Financial Statements Regulation, and are compiled from the consolidated financial statements prepared under the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain reclassifications and rearrangements have been made to present the accompanying consolidated financial statements in a form that is familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

References to fiscal 2001 and fiscal 2000 are to the Bank's fiscal years ended March 31, 2002 and 2001, respectively.

As permitted by the Securities and Exchange Law of Japan, amounts less than one million yen have been omitted. As a result, the totals do not necessarily agree with the sum of the individual amounts.

Yen amounts, other than per share amounts, have been rounded down to millions of yen. All U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥133.20=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 29, 2002.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could have been converted, realized or settled in dollars at that or at any other rate.

The Bank was placed under temporary nationalization by the prime minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law, and had continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan ("DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 ("Share Purchase Agreement").

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements of the Bank include accounts of the Bank and subsidiaries. Major subsidiaries for fiscal 2001 are listed below:

Name	Location	Percentage Ownership
Shinsei Trust & Banking Co., Ltd.	Tokyo	100%
Shinsei Securities Co., Ltd.	Tokyo	100%
Shinsei Bank Finance N.V.	Curaçao	100%
Shinsei Investment Management Co., Ltd.	Tokyo	100%
BM Finance Co., Ltd.	Tokyo	0%

The Bank applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method.

The number of subsidiaries and affiliates at March 31, 2002 and 2001, were as follows:

	2002	2001	Net Change
Subsidiaries	**23**	13	10
Affiliates Accounted for Using the Equity Method	**1**	3	(2)

All significant intercompany transactions, account balances and unrealized profits and losses have been eliminated in consolidation. The fiscal year-ends are March 31 for 21 subsidiaries and December 31 for two subsidiaries, of which one subsidiary is consolidated using its March 31 financial statements and the other subsidiary is consolidated using its December 31 financial statements with appropriate adjustments made for significant transactions during the period from its fiscal year-end to the date of consolidated financial statements.

Any differences between the cost of an investment in subsidiaries and the Bank's share of the underlying equity in the net assets of the subsidiaries are charged to income in the year incurred as long as such differences are considered to be immaterial.

(b) Translation of Foreign Currency Financial Statements and Transactions

The financial statements of foreign subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for stockholders' equity, which is translated at the historical exchange rate. Differences arising from such translation are shown as foreign currency translation adjustments as a separate component of stockholders' equity in the accompanying consolidated balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into yen at the exchange rates prevailing at the balance sheet date, except for investment equity securities in affiliates which are translated at the relevant historical exchange rates.

(ii)Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective year-end exchange rates.

(c) Other Debts Purchased

Components of other debts purchased are principally loans held for trading purposes. Loans held for trading purposes are recorded at estimated fair value and unrealized gains and losses are recorded in other operating income/expenses.

(d) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and financial derivatives related to trading positions are stated at the estimated amounts that would be settled if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the year using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

(e) Money Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other income/expenses. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of stockholders' equity. Instruments held in trust classified as held to maturity are carried at amortized cost.

(f) Securities

Securities other than investments in affiliates are classified into three categories, based principally on the Bank's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains/losses recorded in income.

Securities being held to maturity are debt securities for which the Bank and its subsidiaries have positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of stockholders' equity. Cost of sale of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

Individual debt and equity securities are written down when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary.

Effective April 1, 2001, *gensaki* transactions (securities purchased under resale agreements and securities sold under repurchase agreements) that are not for trading purpose are accounted for as financing transactions and not as purchases and sales. This change was required based on the Accounting Standard for Financial Instruments issued by the Business Accounting Deliberation Council in January 1999.

The effect on the Bank's consolidated financial statements of the adoption of the new standards was nil for the fiscal 2001 year-end because there was no outstanding balance in *gensaki* transactions.

(g) Depreciation Method

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of premises and equipment owned by the Bank and its consolidated subsidiaries is computed principally using the straight-line method for premises and the declining-balance method for equipment over the estimated useful lives of the relevant assets.

Capitalized software for internal use is depreciated using the straight-line method based on the Bank and subsidiaries' estimated useful lives (mainly five years). Capitalized software for internal use is included in other assets.

The estimated useful lives at March 31, 2002, are principally as follows:

Buildings .... 6 years to 50 years
Equipment .... 4 years to 15 years

Effective April 1, 2001, the estimated useful lives for computer system hardware were changed to 4 years for PC hardware excluding server computers and 5 years for the remaining hardware from 6 years. The effect of this change was to decrease income before income taxes and minority interests for fiscal 2001 by ¥132 million.

(h) Accounting for Lease Transactions

All leases by the Bank and its domestic subsidiaries have been accounted for as operating leases. Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if the required information is disclosed in the notes to the lessee's consolidated financial statements.

(i) Deferred Charges

The Bank's deferred charges are amortized as follows.

Discounts on discount debentures are amortized by the straight-line method over the terms of the debentures.

Debenture issuance expenses are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Commercial Code of Japan.

Subsidiaries' deferred charges on the issuance of debentures are amortized by the straight-line method over the terms of the debentures.

Formation costs of subsidiaries have been expensed in the period incurred.

(j) Reserve for Loan Losses

The reserve for loan losses of the Bank and the domestic trust and banking subsidiary have been established based on the Bank's internal rules for establishing the reserve, in accordance with the criteria released by the Japanese Institute of Certified Public Accountants related to self-assessment of asset quality for financial institutions.

The Bank has also taken into account the precondition of exercise of the cancellation right in estimating the reserve amount. Under the warranty of loan-related assets described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction of value.

All loans and commitments that the Bank has extended to its customers are classified into one of five categories for self-assessment purposes: "normal," "caution, including special supervision segment," "possible bankruptcy," "virtual bankruptcy" and "legal bankruptcy."

The reserve for loan losses for the "normal" and "caution" categories is calculated based on the specific actual past loss ratios and is recorded as a general reserve.

The reserve for the "possible bankruptcy" category is calculated based on the residuals, if any, considering the debtor's ability to pay, where residual is the debt amount after deducting the estimated recoverable value from disposition of collateral and enforcement of any guarantees. The reserve for the "possible bankruptcy" category is recorded as a specific reserve.

The reserve for the "virtual bankruptcy" and "legal bankruptcy" categories, is the amount in excess of the estimated value of collateral or guarantees, if any, and is recorded as a specific reserve.

All claims are assessed by the branches and credit supervision divisions based on the Bank's internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from the branches and the credit supervision divisions, conducts audits of these assessments.

For foreign claims, there is a reserve for loans to restructuring countries, which has been established based on losses estimated by considering the political and economic conditions in those countries.

The other subsidiaries provide reserves for loan losses at the amounts considered reasonable in accordance with local accounting standards and also based on prior experience with loan losses.

(k) Derivatives and Hedge Accounting

Derivatives except for fund swap transactions and certain currency swap transactions are stated at fair value in principle. Derivative transactions that meet the hedge accounting criteria are accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized. The Bank principally applies a "macro hedge" for interest rate derivatives used to manage interest rate risks and its asset/liability management activities based on the report issued by the Japanese Institute of Certified Public Accountants ("JICPA"), "Tentative Treatment in Accounting and Audit for Banks on Application of Accounting Standard for Financial Instruments." The effectiveness of the macro hedge is reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the pre-approved limit under the Bank's risk control policies.

In addition to "macro hedge" accounting, a deferral hedge accounting is applied for part of assets and liabilities of the Bank and its consolidated subsidiaries for fiscal 2001 and 2000 and fair value hedge accounting for remaining hedged assets and liabilities of the Bank is applied for fiscal 2001. At March 31, 2002, the gross deferred gains and losses were ¥37,428 million and ¥49,113 million, respectively, and the net amount is included in other assets.

Fund swap and certain currency swap transactions are accounted for on an accrual basis based on the report issued by the JICPA, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry."

For fund swap transactions, the amounts on the balance sheet are net yen conversions of the principal equivalents of assets and liabilities using the fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at the fiscal year-end.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of fund lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

For currency swap transactions which are for the purpose of fund borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions which are that the principal amount of one counterparty is revised in order to reflect each exchange rate at the interest payment date and are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are booked in interest income and expense accounts on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at the fiscal year-end.

(l) Reserve for Retirement Benefits

The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation and pension assets at the end of the fiscal year. Net actuarial gain/loss is amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence. The transitional unrecognized net retirement benefit obligation of ¥16,753 million is amortized using the straight-line method over 15 years.

(m) Reserve for Loss on Disposition of Premises and Equipment

The reserve for loss on disposition of premises and equipment is established based on an estimate of expenses for interior finishing, etc., with respect to relocation of departments within the Head Office building.

(n) Income Taxes

Deferred income taxes relating to temporary differences between financial and tax reporting have been recognized.

(o) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with the Bank of Japan and non-interest-bearing deposits.

(p) Appropriation of Earned Surplus

Cash dividends and transfer to legal reserve are recorded in the fiscal year that the relevant proposed appropriation of earned surplus is approved by the Board of Directors and/or at the General Meeting of Stockholders.

(q) Net Income Per Share

Net income per common share calculations represent net income less dividends on preferred shares, divided by the weighted average number of outstanding shares of common stock during the respective year.

The calculation considers the dilutive effect of common stock equivalents which includes preferred shares, assuming that all preferred shares were converted into common stock.

(r) New Accounting Pronouncements

Effective April 1, 2002, the "Tentative Treatment in Accounting and Audit for Banks on Application of Accounting Standard for Financial Instruments" is no longer applicable unless the Bank elects a one-year special extension. This pronouncement requires a change to fair value accounting from the deferral method for items accounted for under the "macro hedge" method.

Also, effective April 1, 2002, the "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry" is no longer applicable. Accordingly, fair value accounting will be applied for fund swap and currency swap transactions subsequent to April 1, 2002.

The effect on the Bank's consolidated financial statements of the adoption of fair value accounting on the above items is not known and cannot be reasonably estimated until additional analysis is completed.

(s) Reclassifications

Certain reclassifications have been made in the fiscal 2000 consolidated financial statements to conform to the presentation in fiscal 2001.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of year and cash and due from banks in the consolidated balance sheets at March 31, 2002 and 2001, was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Cash and Due from Banks	¥342,055	¥ 477,482	$ 2,567,987
Interest-Bearing Deposits Included in Due from Banks (Other than Deposits with the Bank of Japan)	(210,445)	(410,180)	(1,579,918)
Cash and Cash Equivalents at End of Year	¥131,610	¥ 67,302	$ 988,069

4. Trading Assets

Trading assets at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Trading Assets:			
Trading Securities	¥256,100	¥109,537	$1,922,678
Trading-Related Financial Derivatives	187,871	272,685	1,410,446
Total	¥443,972	¥382,222	$3,333,124

5. Money Held in Trust

Money held in trust at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Money Held in Trust:			
Trading Purposes	¥ 87,832	¥94,455	$ 659,407
Held to Maturity	82,910	—	622,447
Other	2,092	2,022	15,712
Total	¥172,835	¥96,477	$1,297,566

6. Securities

Securities at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Securities Being Held to Maturity	¥ 20	¥ 20	$ 154
Securities Available-for-Sale			
Marketable Securities, at Estimated Fair Value	1,416,034	1,902,885	10,630,887
Securities Whose Fair Value is Not Readily Determinable, at Amortized Cost	45,587	85,590	342,248
Equity of Affiliated Companies, Using the Equity Method	639	21	4,803
Total	¥1,462,281	¥1,988,518	$10,978,092

Amortized cost and estimated fair value of marketable securities at March 31, 2002 and 2001, were as follows:

	Millions of Yen							
	2002				2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Securities:								
Securities Being Held to Maturity								
(Japanese Government Bonds Only)	¥ 20	¥ 1	¥ —	¥ 22	¥ 20	¥ 1	¥ —	¥ 22
Securities Available-for-Sale:								
Equity Securities	1,904	10	27	1,887	1,750	258	22	1,986
Japanese Government Bonds	938,099	1,489	174	939,415	1,328,351	1,596	80	1,329,868
Japanese Local Government Bonds	25	0	0	25	119	4	—	124
Japanese Corporate Bonds	19,238	235	5	19,467	80,725	1,503	95	82,133
Other	447,414	13,907	6,082	455,238	465,511	24,310	1,049	488,772
Total Securities Available-for-Sale	¥1,406,681	¥15,642	¥6,290	¥1,416,034	¥1,876,459	¥27,673	¥1,247	¥1,902,885

	Thousands of U.S. Dollars			
	2002			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
Securities:				
Securities Being Held to Maturity				
(Japanese Government Bonds Only)	$ 154	$ 13	$ —	$ 167
Securities Available-for-Sale:				
Equity Securities	14,302	75	206	14,171
Japanese Government Bonds	7,042,787	11,186	1,307	7,052,666
Japanese Local Government Bonds	188	1	0	190
Japanese Corporate Bonds	144,431	1,766	43	146,153
Other	3,358,964	104,410	45,667	3,417,707
Total Securities Available-for-Sale	$10,560,672	$117,438	$47,223	$10,630,887

Amortized cost of securities whose fair value is not readily determinable at March 31, 2002 and 2001, was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Equity Securities	¥ 2,083	¥ 7,225	$ 15,638
Japanese Corporate Bonds	29,106	146	218,516
Foreign Securities	13,189	76,844	99,022
Other	1,208	1,375	9,072
Total	¥45,587	¥85,590	$342,248

7. Loans and Bills Discounted

Loans and bills discounted at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Loans and Bills Discounted:			
Loans on Deeds	**¥2,961,887**	¥3,709,984	**$22,236,393**
Loans on Bills	**1,277,716**	1,756,376	**9,592,465**
Bills Discounted	**2,038**	8,441	**15,304**
Overdrafts	**560,203**	712,512	**4,205,732**
Other	**58**	5	**441**
Total	**¥4,801,904**	¥6,187,320	**$36,050,335**

(1) Past due loans include loans classified as "possible bankruptcy" and "virtual bankruptcy" under the Bank's self-assessment guidelines.

Loans and bills discounted include loans held by the Bank and its subsidiaries to borrowers in bankruptcy totaling ¥200,697 million and ¥358,653 million as of March 31, 2002 and 2001, respectively, as well as past due loans totaling ¥475,200 million and ¥402,880 million as of March 31, 2002 and 2001, respectively.

In addition to past due loans as defined, certain other loans classified as "caution" under the Bank's self-assessment guidelines include past due loans (three months or more).

Past due loans (three months or more) consist of loans for which the principal and/or interest is three months or more past due but exclude loans to borrowers in bankruptcy and past due loans. The balances of past due loans (three months or more) as of March 31, 2002 and 2001, were ¥93,568 million and ¥12,853 million, respectively.

Restructured loans are loans where the Bank and its subsidiaries relax lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to borrowers in bankruptcy, past due loans or past due loans (three months or more). The outstanding balances of restructured loans as of March 31, 2002 and 2001, were ¥274,049 million and ¥440,250 million, respectively.

(2) The total outstanding amount deducted from the loan account for loan participation was ¥126,281 million as of March 31, 2002. This "off balance" treatment was in accordance with the guideline issued by the JICPA.

(3) The amount of loans sold through senior certificate under a collateralized loan obligation (CLO) securitization totaled ¥172,945 million for the year ended March 31, 2002, with the subordinated certificate retained by the Bank totaling ¥65,253 million as of March 31, 2002, recorded as loans.

A loan loss reserve was established based on the aggregated amount ¥238,198 million of the senior certificate portion and subordinated certificates portion, taking into consideration all credit risks to be absorbed by the subordinated certificates.

8. Other Assets

Other assets at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other Assets:			
Accrued Income	**¥ 42,506**	¥ 49,155	**$ 319,117**
Prepaid Expenses	**872**	623	**6,554**
Fair Value of Derivatives	**37,710**	66,283	**283,113**
Deferred Losses on Derivatives	**13,326**	—	**100,050**
Other	**392,189**	293,644	**2,944,364**
Total	**¥486,605**	¥409,708	**$3,653,198**

9. Premises and Equipment

Premises and equipment at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Premises and Equipment:			
Land	**¥39,171**	¥ 4,623	**$294,078**
Buildings	**37,024**	22,091	**277,961**
Equipment	**6,979**	6,775	**52,402**
Security Deposits	**5,862**	10,998	**44,016**
Other	**1,111**	167	**8,348**
Total	**90,150**	44,656	**676,805**
Accumulated Depreciation	**(7,584)**	(15,804)	**(56,944)**
Net Book Value	**¥82,565**	¥ 28,852	**$619,861**

10. Reserve for Loan Losses

Reserve for loan losses at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Reserve for Loan Losses:			
General Reserve	**¥191,768**	¥220,677	**$1,439,701**
Specific Reserve	**178,108**	342,916	**1,337,152**
Reserve for Loans to Restructuring Countries	**156**	296	**1,174**
Total	**¥370,033**	¥563,891	**$2,778,027**

11. Debentures

Debentures at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Debentures:			
Coupon Debentures	**¥2,439,609**	¥2,949,633	**$18,315,383**
Discount Debentures	**292,484**	518,924	**2,195,830**
Subordinated Debentures	**54,262**	188,545	**407,375**
Other	**—**	13,314	**—**
Total	**¥2,786,355**	¥3,670,417	**$20,918,588**

Annual maturities of debentures at March 31, 2002, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	**¥1,668,735**	**$12,528,043**
2004	**463,844**	**3,482,316**
2005	**195,016**	**1,464,084**
2006	**228,906**	**1,718,520**
2007 and thereafter	**229,854**	**1,725,625**
Total	**¥2,786,355**	**$20,918,588**

12. Deposits, Including NCDs

Deposits, including NCDs, at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Deposits:			
Current	¥ 26,231	¥ 62,474	$ 196,934
Ordinary	431,042	241,584	3,236,053
Notice	71,565	140,355	537,278
Time	1,239,561	1,621,203	9,306,020
Negotiable Certificates of Deposit (NCDs)	395,893	1,053,493	2,972,171
Other	96,460	99,724	724,180
Total	**¥2,260,755**	¥3,218,835	**$16,972,636**

13. Trading Liabilities

Trading liabilities at March 31, 2002 and 2001, consisted of trading-related financial derivatives.

14. Borrowed Money

Borrowed money at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Borrowed Money:			
Subordinated Debt	¥349,600	¥483,100	$2,624,625
Borrowings from the Bank of Japan and Other Financial Institutions	109,672	67,735	823,367
Total	**¥459,272**	¥550,835	**$3,447,992**

Annual maturities of borrowed money at March 31, 2002, were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2003	¥ 68,704	$ 515,800
2004	2,720	20,427
2005	115,270	865,392
2006	2,655	19,937
2007 and thereafter	269,921	2,026,436
Total	**¥459,272**	**$3,447,992**

15. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Foreign Exchange Assets:			
Foreign Bills Bought	¥ 559	¥ 661	$ 4,201
Foreign Bills Receivable	3,128	4,205	23,484
Due from Foreign Banks	145,563	5,904	1,092,819
Total	**¥149,251**	¥10,771	**$1,120,504**

(continued from previous page)

Foreign Exchange Liabilities:			
Foreign Bills Sold	¥ —	¥ 2	$ —
Foreign Bills Payable	0	—	5
Advances from Foreign Banks	—	3	—
Due to Foreign Banks	65	101	490
Total	¥ 65	¥ 107	$ 495

16. Other Liabilities

Other liabilities at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other Liabilities:			
Accrued Expenses	**¥ 58,779**	¥ 85,970	**$ 441,284**
Unearned Income	**6,746**	11,525	**50,652**
Income Taxes Payable	**403**	230	**3,028**
Fair Value of Derivatives	**51,204**	67,412	**384,421**
Deferred Gains on Derivatives	—	5,127	—
Other	**589,908**	369,223	**4,428,741**
Total	**¥707,042**	¥539,505	**$5,308,126**

17. Reserve for Retirement Benefits

The Bank and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans as well as unfunded severance indemnities plans covering most of their regular employees.

The following table presents the funded status and actuarial assumptions at March 31, 2002 and 2001.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Projected Benefit Obligation	**¥(80,560)**	¥(78,417)	**$(604,809)**
Fair Value of Plan Assets	**40,364**	41,012	**303,036**
Funded Status (Projected Benefit Obligation in Excess of Plan Assets)	**(40,196)**	(37,404)	**(301,773)**
Unrecognized Obligation at Transition	**14,519**	15,636	**109,005**
Unrecognized Net Actuarial Losses	**2,910**	2,155	**21,851**
Reserve for Retirement Benefits	**¥(22,766)**	¥(19,612)	**$(170,917)**
Actuarial Assumptions			
Discount Rate	**2.80%**	2.80%	
Expected Rate of Return on Plan Assets	**3.10%**	3.10%	

The following table provides the components of net periodic retirement benefit cost for the plans included in general and administrative expenses and other expenses for the year ended March 31, 2002 and 2001.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Service Cost	**¥ 2,103**	¥ 2,267	**$15,793**
Interest Cost	**2,149**	2,350	**16,137**
Expected Return on Plan Assets	**(1,254)**	(1,293)	**(9,415)**
Amortization of Net Actuarial Losses (Amortized over 14.74 Years)	**223**	156	**1,676**
Amortization of Unrecognized Obligation at Transition (Amortized over 15 Years)	**1,116**	1,116	**8,385**
Other (Extraordinary Severance Benefit Expensed, etc.)	**3,311**	—	**24,857**
Net Periodic Retirement Benefit Cost	**¥ 7,650**	¥ 4,599	**$57,433**

18. Acceptances and Guarantees

Acceptances and guarantees at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Acceptances and Guarantees:			
Guarantees	¥ 90,532	¥148,043	$679,675
Letters of Credit	1,276	1,593	9,586
Other	22,602	22,602	169,685
Total	¥114,411	¥172,238	$858,946

19. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Assets:			
Cash and Due from Banks	¥ 3,290	¥ 3,255	$ 24,706
Securities	416,756	875,405	3,128,800
Loans and Bills Discounted	133,422	146,466	1,001,667
Other Assets	9	10	75
Debts:			
Deposits	¥ 1,550	¥ 2,535	$ 11,641
Call Money	240,800	185,200	1,807,808
Borrowed Money	20	47	153
Acceptances and Guarantees	6,226	6,194	46,746

In addition, securities with a carrying value of ¥296,018 million as of March 31, 2002, and securities with a carrying value of ¥485,426 million as of March 31, 2001, are pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for future trading.

Also, ¥6,251 million and ¥10,998 million of security deposits are included in premises and equipment, ¥1,064 million and ¥775 million of margin deposits for futures transactions outstanding are included in other assets as of March 31, 2002 and 2001, respectively, and collateral related to securities borrowing transactions were ¥125,262 million as of March 31, 2002.

20. Capital Stock, Capital Surplus and Earned Surplus

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2002, was as follows:

(i) 5,000,000 thousand common shares.

(ii) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The changes in the capital stock and capital surplus accounts for the years ended March 31, 2001 and 2002, were as follows:

	Millions of Yen						
	Common Stock		Preferred Stock Series 2		Preferred Stock Series 3		Capital Surplus
	Shares (Thousands)	Stated Value	Shares (Thousands)	Stated Value	Shares (Thousands)	Stated Value	Stated Value
Fiscal 2000							
Beginning of Year	2,717,075	¥ 180,853	74,528	¥ 48,443	600,000	¥ 240,000	¥ 281,413
Issuance of New Stocks	—	—	—	—	600,000	222,000	18,000
Transfer to Deficit	—	—	—	—	—	—	(280,854)
End of Fiscal 2000	2,717,075	¥ 180,853	74,528	¥ 48,443	600,000	¥ 222,000	¥ 18,558
Fiscal 2001							
Beginning of Year	**2,717,075**	**¥ 180,853**	**74,528**	**¥ 48,443**	**600,000**	**222,000**	**¥ 18,558**
End of Fiscal 2001	**2,717,075**	**¥ 180,853**	**74,528**	**¥ 48,443**	**600,000**	**¥ 222,000**	**¥ 18,558**
Thousands of U.S. Dollars (133.20)	**—**	**$1,357,761**	**—**	**$363,688**	**—**	**$1,666,666**	**$ 139,327**

Under the Japanese Commercial Code:
Japanese banks are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001, and to the Japanese Banking Law (the "Banking Law"), also to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Banking Law provided that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 100% of stated capital. Effective October 1, 2001, the revised Banking Law allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 100% of stated capital can be transferred to retained earnings by resolution of the stockholders, which may be available for dividends. The Bank's earned surplus of ¥121,172 million, exclusive of legal reserve, at March 31, 2002, is available for cash dividends and other cash payments which are made as an appropriation of earned surplus. The Bank's legal reserve amount, which is included in earned surplus, totaled ¥2,064 million ($15,496 thousand) as of March 31, 2002 (nil as of March 31, 2001).

Under the Code, companies may issue new common shares to existing stockholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of stockholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the stockholders at the general stockholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the stockholders.

Dividends are approved by the stockholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code and Banking Law.

During fiscal 2000, the Bank transferred capital surplus to reduce the deficit in accordance with the resolution of the stockholders' meeting held on June 28, 2000.

Holders of Series 2 preferred shares issued on March 31, 1998, are entitled to priority over common stock as to the payment of dividends and as to distributions on liquidation of the Bank, to receive non-cumulative dividends of ¥13 and a distribution of ¥1,300 per preferred share upon liquidation.

Series 2 preferred shares are convertible on or after October 1, 1998, and up to and including March 31, 2008, at the option of the stockholders, into fully paid shares of common stock of the Bank at an initial exchange price of ¥326, which was subsequently adjusted to ¥180 on or after October 1, 1999.

Unless previously converted at the option of Series 2 preferred stockholders, all outstanding Series 2 preferred shares will be mandatorily exchanged for fully paid shares of common stock on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per share during a certain period preceding April 1, 2008, with a maximum cap of four common shares per one Series 2 preferred share.

Under the Code, holders of preferred shares are not entitled to execute voting rights if the prescribed dividend is paid. Holders of Series 2 preferred shares currently have no voting rights as of March 31, 2002, since the prescribed dividend was paid with an approval at the June 29, 2001, stockholders' meeting.

On March 31, 2000, the Bank received the proceeds from the subscription of 600,000 thousand Series 3 preferred shares, subsequently issued on April 1, 2000, in accordance with the Financial Function Early Strengthening Law, at a price of ¥400 per share for gross proceeds of ¥240,000 million, of which ¥18,000 million was transferred to the capital surplus account in accordance with the Code. The issuance costs were expensed when incurred.

The Bank issued Series 3 preferred stock, as follows, to Resolution and Collection Corporation on April 1, 2000; as a result, the capital stock amount increased by ¥222,000 million.

(1) Shares Issued	600,000 thousand shares
(2) Issued Price per Share	¥400
(3) Amount for Designation of Capital Stock per Share	¥370

The Series 3 preferred stockholders are entitled, with priority over common stock and an equal ranking with Series 2 preferred stocks over any payment of dividends and distributions upon liquidation, to receive non-cumulative dividends of ¥4.84 and a distribution of ¥400 per preferred share upon liquidation. Series 3 preferred shares are convertible on or after August 1, 2005, and up to and including July 31, 2007, at the option of stockholders, into fully paid shares of common stock of the Bank. On August 1, 2007, the Series 3 preferred shares become mandatorily convertible. The conversion shall be for the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable, or "net asset value," as defined, per common share if the shares are not publicly traded. At no time, however, shall the conversion price be less than ¥300 nor more than ¥400.

21. Trading Revenue

Trading revenue for the years ended March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Trading Revenue:			
Revenue from Trading Securities	**¥ 542**	¥ 102	**$ 4,069**
Revenue from Derivatives of Trading Securities	**156**	66	**1,177**
Revenue from Trading-Related Financial Derivatives Transactions	**1,213**	3,960	**9,110**
Other	**—**	542	**—**
Total	**¥1,912**	¥4,672	**$14,356**

22. Other Operating Income

Other operating income for the years ended March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other Operating Income:			
Gain on Foreign Exchange Transactions	**¥ 2,260**	¥1,449	**$ 16,973**
Gain on Sales of Bonds	**3,985**	1,098	**29,923**
Gain on Redemption of Bonds	**—**	1	**—**
Other	**29,401**	1,341	**220,733**
Total	**¥35,648**	¥3,890	**$267,629**

23. Other Income

Other income for the years ended March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other Income:			
Gain on Sales of Stocks and Other Securities	**¥ 5,571**	¥58,258	**$ 41,829**
Gain on Money Held in Trust	**21,902**	1,928	**164,433**
Gain on Disposal of Premises and Equipment	**10,587**	2,014	**79,485**
Recoveries of Written-Off Claims	**4**	703	**31**
Other	**4,175**	12,262	**31,349**
Total	**¥42,241**	¥75,167	**$317,127**

24. Other Operating Expenses

Other operating expenses for the years ended March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other Operating Expenses:			
Amortization of Debenture Issuance Expenses	**¥ 585**	¥ 870	**$ 4,392**
Loss on Sales of Bonds	**5,485**	2,825	**41,184**
Loss on Redemption of Bonds	**—**	1	**—**
Loss on Devaluation of Bonds	**1,618**	192	**12,150**
Other	**13,763**	806	**103,327**
Total	**¥21,452**	¥4,697	**$161,053**

25. Other Expenses

Other expenses for the years ended March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Other Expenses:			
Provision for Loan Losses	¥ 728	¥ —	$ 5,471
Written-Off Claims	160	29	1,203
Loss on Sales of Stocks and Other Securities	845	304	6,345
Loss on Devaluation of Stocks and Other Securities	10,033	1,394	75,326
Loss on Money Held in Trust	6,768	1,587	50,815
Equity in Net Loss of Affiliates	136	82	1,025
Loss on Disposal of Premises and Equipment	9,419	4,604	70,716
Provision for Loss on Disposition of Premises and Equipment	53	—	398
Loss on Write-Off of "Due from DIC"(*1)	—	4,868	—
Other	16,436	7,688	123,398
Total	¥44,581	¥20,560	$334,697

Note:
(*1) Due from DIC was a claim for the compensation of losses incurred during the temporary nationalization period pursuant to articles 62 and 72 of the Financial Reconstruction Law. This loss was incurred as a result of the settlement pursuant to an agreement dated January 5, 2001, between the Bank, the DIC and New LTCB Partners C.V.

26. Lease Transactions

(1) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, at March 31, 2002 and 2001, consisted of the following:

As Lessee

Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2002 and 2001, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Leased Assets	2002	2001	2002
Acquisition Cost:			
Equipment	¥1,629	¥3,585	$12,234
Other	529	813	3,974
Total	¥2,158	¥4,398	$16,208
Accumulated Depreciation:			
Equipment	¥1,086	¥2,043	$ 8,160
Other	378	532	2,845
Total	¥1,465	¥2,576	$11,005
Net Balance:			
Equipment	¥ 542	¥1,541	$ 4,074
Other	150	280	1,129
Total	¥ 693	¥1,822	$ 5,203

Lease obligations at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Obligations:			
Due within One Year	**¥373**	¥ 849	**$2,807**
Due after One Year	**340**	1,048	**2,558**
Total	**¥714**	¥1,898	**$5,365**

Total lease payments were ¥718 million and ¥1,518 million for the years ended March 31, 2002 and 2001, respectively, and depreciation expenses were ¥671 million and ¥1,425 million for the years ended March 31, 2002 and 2001, respectively. Depreciation is calculated using the straight-line method over the life of the respective leased assets with zero residual value.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2002 and 2001, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Leased Assets	2002	2001	2002
Acquisition Cost:			
Equipment	**¥7,596**	¥25,496	**$57,028**
Other	**1,925**	3,123	**14,459**
Total	**¥9,522**	¥28,619	**$71,487**
Accumulated Depreciation:			
Equipment	**¥3,941**	¥ 279	**$29,587**
Other	**758**	—	**5,696**
Total	**¥4,699**	¥ 279	**$35,283**
Net Balance:			
Equipment	**¥3,655**	¥25,216	**$27,441**
Other	**1,167**	3,123	**8,763**
Total	**¥4,822**	¥28,339	**$36,204**

Future lease payment receivables as of March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Receivables:			
Due within One Year	**¥3,144**	¥13,481	**$23,608**
Due after One Year	**1,676**	14,901	**12,590**
Total	**¥4,821**	¥28,383	**$36,198**

Total lease revenues were ¥10,929 million and ¥39 million for the years ended March 31, 2002 and 2001, respectively, and depreciation expenses were ¥8,988 million and ¥36 million for the years ended March 31, 2002 and 2001, respectively. Depreciation is calculated using the straight-line method over the lease term with zero residual value.

(2) Non-cancelable operating leases as lessee at March 31, 2002 and 2001, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Obligations:			
Due within One Year	**¥1**	¥0	**$11**
Due after One Year	**4**	2	**33**
Total	**¥5**	¥3	**$44**

27. Segment Information

(a) Business Segment Information

The Bank and its subsidiaries are engaged in banking and other related activities such as trust, securities and other businesses. Such segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Bank conducts in Japan exceeds 90% of operating income, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income comprises transactions at the Bank's overseas branch and income from the overseas consolidated subsidiary. The composition of this volume of transactions does not reach 10% of operating income, therefore foreign operating income segment information is not presented.

28. Income Taxes

The Bank is subject to a number of taxes based on income, such as the corporation tax, inhabitants tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 38.1% for the year ended March 31, 2002, and 38.7% for the year ended March 31, 2001.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the years ended March 31, 2002 and 2001, was as follows:

	2002	2001
Normal Effective Statutory Tax Rate	**38.1%**	38.7%
Increase (Decrease) in Taxes Resulting from:		
Permanently Non-Deductible Expenses	**0.1**	0.1
Non-Taxable Dividends Received	**—**	(0.4)
Valuation Allowance	**(94.0)**	(42.8)
Change in Enacted Tax Rate	**2.1**	4.2
Amortization of Consolidation Goodwill	**—**	0.1
Other	**1.9**	0.7
Effective Income Tax Rate (%)	**(51.8)%**	0.6%

Notes to Consolidated Financial Statements

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities, at March 31, 2002 and 2001, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Deferred Tax Assets:			
Reserve for Loan Losses	¥ 126,838	¥ 159,142	$ 952,239
Tax Loss Carryforwards	281,671	269,953	2,114,650
Securities	6,859	2,272	51,496
Unamortized Gain on Swap Cancellation	4,051	7,105	30,418
Reserve for Retirement Benefits	8,167	7,056	61,317
Unrealized Losses on Money Held in Trust	2,934	—	22,029
Reserve for Bonuses Payable	2,489	2,334	18,693
Other	6,893	8,711	51,754
Subtotal	¥ 439,905	¥ 456,573	$ 3,302,596
Valuation Allowance	(418,637)	(456,543)	(3,142,921)
Total Deferred Tax Assets	¥ 21,268	¥ 30	$ 159,675
Deferred Tax Liabilities:			
Unrealized Gains on Securities Available-for-Sale	¥ 3,562	¥ 10,084	$ 26,745
Other	10	—	83
Total Deferred Tax Liabilities	¥ 3,573	¥ 10,084	$ 26,828
Net Deferred Tax Assets	¥ 17,695	¥ —	$ 132,847
Net Deferred Tax Liabilities	—	10,054	—

29. Off-Balance Sheet Lending-Related Financial Instruments

The Bank issues commitments to extend credit and establishes credit lines for overdraft by making agreements to meet the financing needs of its customers. Unfunded amounts of these commitments are ¥1,352,246 million, out of which the remaining agreement terms of less than one year are ¥1,119,730 million. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions to the effect that the Bank has the right to reject the drawdown or to reduce the amount depending on changes in financial circumstances, protection of claims or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

30. Related Party Transactions

Related party transactions for the years ended March 31, 2002 and 2001, were as follows:

			Amounts of the Transactions		
			Millions of Yen		Thousands of U.S. Dollars
Related Party	Category	Description of the Transactions	2002	2001	2002
Ripplewood Holdings Management LLC (*1)	Companies in which the majority vote is owned by directors	Expense for advisory service	¥472	¥472	$3,547
JCF Management LLC (*2)	Companies in which the majority vote is owned by directors	Expense for advisory service	—	176	—
JCF Management L.P. (*2)	Companies in which the majority vote is owned by directors	Expense for advisory service	492	334	3,698
J.C. Flowers & Co., LLC (*2)	Companies in which the majority vote is owned by directors	Income for sublease of office rent	65	—	495
New LTCB Partners C.V.	Major stockholders	Income for costs assumed in previous year (*3)	—	2,100	—
Resolution and Collection Corporation	Major stockholders	Time deposit	—	140,000	—

Notes: (*1) A director of the Bank, Mr. Timothy C. Collins, essentially holds the majority vote and serves concurrently as senior managing director and CEO of the company.
(*2) A director of the Bank, Mr. J. Christopher Flowers, essentially holds the majority vote and serves concurrently as a member of the companies.
(*3) The investors of New LTCB Partners C.V. (Partners) assumed the cost of the advisory fee in the amount of ¥2,100 million, which was paid to Ripplewood Holdings Management LLC and JCF Management LLC in the year ended March 31, 2000.

31. Derivative Financial Instruments

Purposes

The Bank and its subsidiaries use derivative financial instruments primarily to hedge risks for customers and to manage the potential risks in their own portfolios of assets and liabilities as a part of asset and liability management.

Risk Exposure

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk, legal risk, etc. The Bank controls these risks under its risk management system. To manage market risk, the Bank and its subsidiaries use Value-at-Risk (VaR) modeling to quantify the maximum total exposure. In the internal model, the Bank measures the VaR based on one year of historical data and the assumptions of a 10-day holding period and a 99% confidence interval. According to this model, the maximum VaR due to general market risk in the Bank's trading account including derivatives was ¥1,205 million in fiscal 2001, the minimum was ¥98 million and the average was ¥587 million. In fiscal 2000, the maximum VaR was ¥407 million, the minimum was ¥113 million and the average was ¥233 million. To manage credit risk, the Bank utilizes the current exposure and potential exposure, particularly for OTC derivatives such as swap transactions. The consolidated credit risk amount under the capital adequacy ratio for domestic banking was calculated as ¥297.4 billion and ¥306.9 billion as of March 31, 2002 and 2001, respectively.

Risk Management System

The Risk Management Division, which is independent of the front office, is responsible for risk management for the entire Bank. This division controls market risk measures on a daily basis, monitors the market risk status of both the Banking and Trading divisions and reports to the directors in charge periodically. Credit risk is also controlled by the unified credit line established for major derivative products. Credit exposure is monitored accordingly and the Bank may require collateral, etc. to reduce credit risk as the case may be.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect market risk or credit risk, etc.

(a) Interest Rate-Related Transactions

Interest rate-related transactions for the years ended March 31, 2002 and 2001, were as follows:

	Millions of Yen							
	2002				2001			
	Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
	Total	Maturity over One Year	Market Value	Unrealized Gain (Loss)	Total	Maturity over One Year	Market Value	Unrealized Gain (Loss)
Futures Contracts (Listed):								
Sold	¥ 191,902	¥ 12,602	¥ 263	¥ 263	¥ 15,966	¥ —	¥ 1	¥ 1
Bought	93,172	29,531	(342)	(342)	58,917	1,468	34	34
Interest Rate Swap (Over-the-Counter):								
Receive Fixed and Pay Floating	3,719,928	2,384,640	182,319	182,319	5,306,030	3,569,858	256,094	256,094
Receive Floating and Pay Fixed	3,275,534	2,149,398	(147,998)	(147,998)	4,378,647	3,027,089	(200,877)	(200,877)
Receive Floating and Pay Floating	242,800	158,872	1,119	1,119	322,173	259,042	2,364	2,364
Receive Fixed and Pay Fixed	9,301	9,211	18	18	5,302	4,302	41	41
Interest Rate Options (Over-the-Counter):								
Sold	367,081	325,028	(2,148)	(2,148)	428,154	364,597	(2,846)	(2,846)
Bought	193,432	144,800	841	841	214,443	187,200	938	938
Total			¥ 34,072	¥ 34,072			¥ 55,750	¥ 55,750

	Thousands of U.S. Dollars			
	2002			
	Contractual Value or Notional Principal Amount			
	Total	Maturity over One Year	Market Value	Unrealized Gain (Loss)
Futures Contracts (Listed):				
Sold	$ 1,440,713	$ 94,610	$ 1,980	$ 1,980
Bought	699,497	221,705	(2,568)	(2,568)
Interest Rate Swap (Over-the-Counter):				
Receive Fixed and Pay Floating	27,927,394	17,902,706	1,368,763	1,368,763
Receive Floating and Pay Fixed	24,591,101	16,136,627	(1,111,099)	(1,111,099)
Receive Floating and Pay Floating	1,822,824	1,192,738	8,404	8,404
Receive Fixed and Pay Fixed	69,828	69,153	140	140
Interest Rate Options (Over-the-Counter):				
Sold	2,755,866	2,440,157	(16,133)	(16,133)
Bought	1,452,192	1,087,087	6,315	6,315
Total			$ 255,802	$ 255,802

(1) Derivatives included in the table above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income. Derivatives for which hedge accounting was adopted are excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo International Financial Futures Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions are calculated mainly by using the discounted present value or an option pricing model.

(b) Currency-Related Transactions

Currency-related transactions for the years ended March 31, 2002 and 2001, were as follows:

	Millions of Yen							
	2002				2001			
	Contractual Value or Notional Principal Amount				Contractual Value or Notional Principal Amount			
	Total	Maturity over One Year	Market Value	Unrealized Gain (Loss)	Total	Maturity over One Year	Market Value	Unrealized Gain (Loss)
Currency Swaps								
Total	¥582,380	¥330,387	¥(5,570)	¥(5,570)	¥897,139	¥583,535	¥(5,970)	¥(5,970)

	Thousands of U.S. Dollars			
	2002			
	Contractual Value or Notional Principal Amount			
	Total	Maturity over One Year	Market Value	Unrealized Gain (Loss)
Currency Swaps				
Total	$4,372,223	$2,480,389	$(41,824)	$(41,824)

(1) Derivatives mentioned above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income. Swaps for which hedge accounting was adopted and are mentioned in (3) below were excluded from the table above.

(2) Market Values:
Market values are calculated by using the present value of estimated cash flows.

(3) Certain swaps were accounted for on an accrual basis based on the report issued by the JICPA, "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry."

Contract value or notional principal of the currency swaps described in (3) was as follows:

	Millions of Yen					
	2002			2001		
	Contractual Value or Notional Principal Amount			Contractual Value or Notional Principal Amount		
	Total	Market Value	Unrealized Gain (Loss)	Total	Market Value	Unrealized Gain (Loss)
Currency Swaps						
Total	¥35,797	¥(229)	¥(229)	¥207,129	¥(12,665)	¥(12,665)

	Thousands of U.S. Dollars		
	2002		
	Contractual Value or Notional Principal Amount		
	Total	Market Value	Unrealized Gain (Loss)
Currency Swaps			
Total	$268,752	$(1,723)	$(1,723)

Forward foreign exchange contracts and currency options that were marked to market and reported in the consolidated statements of income were excluded from the table mentioned on page 62.

Contract values of the forward foreign exchange contracts and currency options described above were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
	Contractual Value	Contractual Value	Contractual Value
Foreign Exchange			
Forward Contracts:			
Sold	¥198,997	¥212,472	$1,493,979
Bought	163,201	106,105	1,225,234
Currency Options:			
Sold	64,855	23,156	486,903
Bought	97,939	24,706	735,279

(c) Equity-Related Transactions

Equity-related transactions for the years ended March 31, 2002 and 2001, were as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2002			2001			2002		
	Contractual Value	Market Value	Unrealized Gain (Loss)	Contractual Value	Market Value	Unrealized Gain (Loss)	Contractual Value	Market Value	Unrealized Gain (Loss)
Equity Index Futures:									
Sold	¥ 55	¥—	¥—	¥—	¥—	¥—	$ 417	$ —	$ —
Bought	225	(3)	(3)	—	—	—	1,694	(27)	(27)

(1) Derivatives mentioned above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income.

(2) Market Values:
The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(d) Bond-Related Transactions

Bond-related transactions for the years ended March 31, 2002 and 2001, were as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2002			2001			2002		
	Notional Principal Amount	Market Value	Unrealized Gain (Loss)	Notional Principal Amount	Market Value	Unrealized Gain (Loss)	Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Bond Futures (Listed):									
Sold	¥63,637	¥(376)	¥(376)	¥1,492	¥ 1	¥ 1	$477,757	$(2,825)	$(2,825)
Bought	60,905	486	486	—	—	—	457,247	3,656	3,656

(1) Derivatives mentioned above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income.

(2) Market Values:
The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(e) Commodity Derivatives Transactions

The Bank and its subsidiaries have no outstanding positions arising from commodity derivatives transactions.

(f) Credit Derivatives Transactions

Credit derivatives transactions for the years ended March 31, 2002 and 2001, were as follows:

	Millions of Yen						Thousands of U.S. Dollars		
	2002			2001			2002		
	Notional Principal Amount	Market Value	Unrealized Gain (Loss)	Notional Principal Amount	Market Value	Unrealized Gain (Loss)	Notional Principal Amount	Market Value	Unrealized Gain (Loss)
Credit Default Option:									
Sold	¥41,651	¥(568)	¥(568)	¥—	¥—	¥—	$312,702	$(4,271)	$(4,271)
Bought	8,664	31	31	—	—	—	65,045	237	237

(1) Derivatives mentioned above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income.

(2) Market Values:
The market values are calculated by using the present value of estimated cash flows or other models.

(3) "Sold" stands for accepting credit risk and "bought" stands for transferring the risk.

32. Subsequent Event

The following appropriation of earned surplus of the Bank for the year ended March 31, 2002, was approved at the stockholders' meeting held on June 28, 2002.

	Millions of Yen	Thousands of U.S. Dollars
Transfer to Legal Reserve	¥ 692	$ 5,195
Dividends:		
Series 2 Preferred (¥6.50 per Share)	484	3,637
Series 3 Preferred (¥2.42 per Share)	1,452	10,901
Common (¥0.56 per Share)	1,521	11,423
Total	¥4,149	$31,156

Independent Auditors' Report

Deloitte Touche Tohmatsu

To the Board of Directors and Stockholders of
Shinsei Bank, Limited

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank and subsidiaries at March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Our audit also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 28, 2002

Non-Consolidated Balance Sheets

Shinsei Bank, Limited
March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
ASSETS			
Cash and Due from Banks	¥ 376,301	¥ 558,891	$ 2,825,083
Call Loans	296,559	276,000	2,226,419
Commercial Paper and Other Debt Purchased	2,798	20	21,008
Trading Assets	591,014	596,450	4,437,044
Money Held in Trust	130,328	154,638	978,445
Securities	1,493,048	2,052,403	11,209,071
Loans and Bills Discounted	5,012,174	6,183,585	37,628,937
Foreign Exchanges	149,251	10,771	1,120,504
Other Assets	467,463	374,237	3,509,490
Premises and Equipment	17,375	28,482	130,443
Deferred Discounts on and Issuance Expenses for Debentures	345	1,062	2,596
Deferred Tax Assets	17,644	—	132,468
Customers' Liabilities for Acceptances and Guarantees	183,783	378,993	1,379,753
Reserve for Loan Losses	(371,461)	(564,290)	(2,788,747)
Total Assets	¥8,366,626	¥10,051,246	$62,812,514
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities:			
Debentures	¥2,735,251	¥ 3,483,957	$20,534,921
Deposits, Including NCDs	2,384,032	3,302,808	17,898,142
Call Money	329,900	255,200	2,476,727
Commercial Paper	1,000	62,000	7,508
Trading Liabilities	347,667	491,856	2,610,116
Borrowed Money	515,061	773,458	3,866,830
Foreign Exchanges	66	142	496
Collateral Related to Securities Lending Transactions	582,198	139,341	4,370,863
Other Liabilities	639,750	545,750	4,802,927
Reserve for Bonuses Payable	7,802	7,021	58,577
Reserve for Retirement Benefits	22,732	19,322	170,666
Reserve for Loss on Disposition of Premises and Equipment	53	3,844	398
Deferred Tax Liabilities	—	10,084	—
Acceptances and Guarantees	183,783	378,993	1,379,753
Total Liabilities	7,749,299	9,473,781	58,177,924
Stockholders' Equity:			
Capital Stock:			
Common Stock	180,853	180,853	1,357,761
Preferred Stock	270,443	270,443	2,030,354
Capital Surplus	18,558	18,558	139,327
Legal Reserve	2,064	—	15,496
Earned Surplus	139,622	91,267	1,048,220
Net Unrealized Gains on Securities Available-for-Sale, Net of Taxes	5,785	16,342	43,431
Treasury Stock, at Cost	(0)	—	(0)
Total Stockholders' Equity	617,327	577,465	4,634,590
Total Liabilities and Stockholders' Equity	¥8,366,626	¥10,051,246	$62,812,514

Non-Consolidated Statements of Income

Shinsei Bank, Limited
For the Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Income			
Interest Income:	¥163,060	¥214,418	$1,224,180
Interest on Loans and Discounts	117,813	167,174	884,483
Interest and Dividends on Securities	29,518	21,953	221,609
Interest on Receivables under Resale Agreement	0	—	1
Interest on Deposits with Banks	5,271	12,182	39,579
Other Interest Income	10,457	13,109	78,508
Fees and Commissions	10,908	12,222	81,896
Trading Revenue	561	2,340	4,219
Other Operating Income	10,448	3,336	78,444
Other Income	46,143	75,235	346,423
Total Income	231,123	307,554	1,735,162
Expenses			
Interest Expenses:	70,508	126,599	529,346
Interest and Discounts on Debentures	38,375	72,246	288,105
Interest on Deposits	8,417	16,296	63,191
Interest on Borrowings and Rediscounts	18,369	29,211	137,913
Interest on Commercial Paper	15	53	118
Other Interest Expenses	5,330	8,791	40,019
Fees and Commissions	3,441	2,231	25,836
Trading Expenses	300	—	2,258
Other Operating Expenses	8,210	3,695	61,641
General and Administrative Expenses	66,867	63,163	502,011
Other Expenses	42,121	20,373	316,227
Total Expenses	191,450	216,063	1,437,319
Income before Income Taxes	39,672	91,490	297,843
Income Taxes:			
Current	137	222	1,034
Deferred	(21,204)	—	(159,189)
Net Income	¥ 60,738	¥ 91,267	$ 455,998
Net Income per Common Share (Yen and U.S. Dollars)	¥ 20.92	¥ 32.16	$ 0.16
Diluted Net Income per Common Share (Yen and U.S. Dollars)	¥ 14.97	¥ 22.50	$ 0.11

Non-Consolidated Statements of Earned Surplus (Deficit)

Shinsei Bank, Ltd.
For the Years Ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Balance at Beginning of Year	¥ 91,267	¥(280,854)	$ 685,194
Appropriation (Disposition):			
Transfer to (from) Legal Reserve	(2,064)	280,854	(15,497)
Dividends Paid	(10,319)	—	(77,475)
Net Income	60,738	91,267	455,998
Balance at End of Year	¥139,622	¥ 91,267	$1,048,220

Summary of the Share Purchase Agreement (February 9, 2000)

The following is a translation of a Summary of the final Share Purchase Agreement for the sale of the former Long-Term Credit Bank of Japan, Limited

1. Basic Nature of the Final Agreement

(1) The Deposit Insurance Corporation (hereinafter referred to as "DIC"), The Long-Term Credit Bank of Japan, Ltd. (hereinafter referred to as "LTCB"), and New LTCB Partners C.V. (hereinafter referred to as "Partners") agreed and executed the Share Purchase Agreement (hereinafter, "Agreement") summarized herein on February 9, 2000. [Preamble to Agreement]

(2) Under the Agreement, Partners will purchase approximately 2.4 billion issued and outstanding common shares in LTCB for ¥1 billion and 300 million new common shares in LTCB for ¥120 billion on a date, scheduled for March 1, 2000 (hereinafter the "Closing"). [Article 1]

(3) Partners will fulfill its obligations related to the Closing and concomitant transactions under certain conditions, which include the payment of an offset of deficit and a monetary donation by DIC, the occurrence of no developments having a material adverse effect on LTCB, and the absence of any breach of the provisions of the Agreement on the part of DIC or LTCB, which has a material adverse effect on LTCB on or prior to the Closing. [Article 4.1]

(4) DIC will fulfill its obligations related to the Closing and concomitant transactions under certain conditions, which include the absence of any material breach of the provisions of the Agreement on the part of Partners that has a material adverse effect and the absence of any breach of Partners' representation to submit the list of proposed directors on or prior to the Closing. [Article 4.2]

(5) Except in the event that the parties to the Agreement decide to postpone the Closing, the Agreement will terminate if not executed by June 1, 2000. However, if DIC and Partners agree in writing, the Agreement can terminate. If the Closing does not take place on the specified date as a result of non-satisfaction of the conditions specified in (3) and (4), all the parties to the Agreement shall make their best endeavor to satisfy such condition(s). [Article 12]

2. Method of Acquisition, Payment, and Related Matters

(1) Partners will purchase from DIC within the issued and outstanding shares of LTCB (which comprise approximately 2.4 billion common shares and 100 million preferred shares) the full amount of common shares (excluding 212 shares that are less than the minimum trading unit of 1,000 shares) for consideration of ¥1 billion. [Article 3.1]

(2) DIC will continue to hold approximately 74.5 million issued and outstanding preferred shares of LTCB, and the remaining approximately 25.5 million preferred shares will be canceled without compensation. [Article 3.2]

Note: The outstanding preferred shares were originally underwritten by the Resolution and Collection Bank (so-called at that time) under the provisions of the Law Concerning Special Measures for Early Stabilization of Finance (repealed) for consideration of ¥130 billion. Accompanying the commencement of the temporary nationalization of LTCB, these shares were transferred to DIC without consideration. The current terms of these preferred shares are: Dividend rate, 1% per annum; convertible to common shares at a conversion price of ¥180 per share, which became effective on October 1, 1999, and remains in effect through mandatory conversion; mandatory conversion date, 2008, but conversion is possible at any time before that date.

3. Capital Reinforcement and Capital Ratio

(1) Partners will subscribe for 300 million newly issued common shares of the Reprivatized LTCB for consideration of ¥120 billion (¥400 per share). [Article 3.2]

(2) The Reprivatized LTCB will request the government to subscribe to 600 million newly issued nonvoting, preferred, and non-par value shares for consideration of ¥240 billion (¥400 per share). These shares will be issued under the Law concerning Earlier Sound Operation of Financial Functions and with the condition that the Reprivatized LTCB is a financial institution categorized as having sound shareholder equity (subject to the condition that as of the date of approval, the Reprivatized LTCB will have achieved a capital adequacy ratio of 4%). Other terms and conditions of this issue will be as follows. [Article 3.2 and 3.4]

- Holders may convert the preferred shares into common shares on or after the August 1 following the fifth anniversary of the date of issuance.
- On the August 1 following the fifth, sixth, and seventh anniversaries of the date of issuance, the conversion price will be adjusted to the lower of ¥400 or market price (or net asset value per share prior to listing) but under no circumstances will the conversion price be less than ¥300 per share.
- Conversion of the preferred shares will be mandatory on the August 1 following the seventh anniversary date of the issuance.
- Dividends will be decided by the Financial Reconstruction Commission (hereinafter "FRC").

Note: After conversion of the outstanding preferred shares mentioned in 2. (2), the maximum percentage of ownership by DIC will be 33.0%.

(3) The capital adequacy ratio will be approximately 13% (on the basis described as follows, which is after realization of unrealized gains on shareholdings).

4. Offset of the Deficit by DIC and Related Matters

(1) DIC will make an offset of the deficit and a monetary donation based on the Temporary Nationalization Account of the non-consolidated balance sheet of LTCB. The balance sheet will be prepared based on Japanese GAAP applicable to the fiscal year ending March 31, 2000. [Article 2.1 and 2.2]

(2) DIC will make an initial payment to LTCB prior to the Closing based on the Preliminary Base Date Balance Sheet (scheduled for February 29, 2000, the date prior to the Closing) under Articles 62 and 72 of the Financial Reconstruction Law. Following the Closing, the final payment will be confirmed and adjustment will be made based on the Definitive Base Date Balance Sheet. [Article 2.3 and 2.4]

(3) The Definitive Base Date Balance Sheet will be prepared by LTCB and audited by LTCB's independent public accounting firm, then presented to Partners following approval by DIC. Partners will have its accounting firm examine the balance sheet, and, if there are differences of opinion regarding any items (other than loan assets and certain other items) the accounting firm appointed by Partners will discuss the points of difference with LTCB's accounting firm. If the discussions do not resolve the differences, a third accounting firm will be asked to provide an opinion. DIC and Partners will respect the judgment of the third accounting firm. However, rights to file a suit to solve the difference of opinions should be reserved by both parties. [Article 2.4]

(4) If the receipt by LTCB of any payments from DIC result in a duty to pay corporate income or other taxes, this will be taken into consideration in setting the final amount of the offset of the deficit and monetary donation. [Article 2.5]

5. Treatment of Shares Held by LTCB

(1) Listed shares held by LTCB will be sold as provided for in items (2) through (7) below. The unrealized value of these shares, a total of ¥250 billion will be realized and used to boost the capital of the Reprivatized LTCB.

(2) LTCB has prepared a list of its shareholdings as of January 31, 2000, and provided it to Partners, showing the issuer, the number, the book value, and the market value on that date. Those shares showing unrealized losses on that date will be sold before the Closing to DIC (if they are the type of shares covered in (5) below) or sold in the market. (The sales price to DIC will be that shown in the list.) [Article 7.1]

(3) Partners will select listed shares from the list prepared by LTCB that have sufficient unrealized gains to raise the capital ratio of the Reprivatized LTCB to 4%, and these will be designated Shares for First Sale. Partners will then prepare a list of Shares for Second Sale with total unrealized gains equivalent to the gains obtained from the first sales subtracted from ¥250 billion. Partners will notify DIC and LTCB of the content of these lists of shares for sale. [Article 7.3]

(4) Listed stocks with unrealized gains other than those in the Shares for First Sale and Shares for Second Sale will be sold prior to the Closing. Shares for First Sale will be sold on the day of the Closing, and Shares for Second Sale will be sold within 90 days following the Closing. These stocks will be sold to DIC (if they are the type of shares covered in (5) below) or in the market. (Whether sales will be made to DIC or into the market will be decided at the time that the list mentioned in (3) is prepared.) Sales to DIC will all be made at the prices contained in the list. [Article 7.4]

(5) Shares whose ownership is deemed necessary for the businesses of the Reprivatized LTCB will be purchased by DIC and then entrusted to LTCB Trust & Banking. DIC will not sell these shares for five years without the consent of the Reprivatized LTCB. The nominal ownership and actual voting rights of these shares will be retained by LTCB or LTCB Trust & Banking, and the Reprivatized LTCB will be able, in principle, to purchase these from DIC at a fair price at any time. In the event the purchase of these shares from DIC results in a loss for DIC, DIC will have the right to refuse such purchase requests from the Reprivatized LTCB. (When these shares enter their fifth year or longer of being held in trust and DIC refuses an offer from the Reprivatized LTCB to sell, the term in trust will be extended one year from the time of refusal. The same pertains to refusals made during the period of extension.) However, for specified stocks for which LTCB gives notice in writing (up to two notifications are possible) following such notice DIC may sell the specified stocks without the consent of LTCB. In such cases, for a period of five years from the date these shares are so specified, LTCB will have first priority purchase rights for such stocks (the right to purchase such stocks on the same conditions as the most favorable offer to DIC from a third party). [Article 7.6]

(6) LTCB may sell those stocks not necessary for its businesses at a fair price into the market or to DIC (as specified in (7) below). In the event DIC purchases such stocks, it will not be obligated to place these in trust with LTCB Trust & Banking. [Article 7.6]

(7) When LTCB is thinking of selling stocks held by LTCB to a third party, consultations shall be held with DIC in advance. DIC will not oppose such sales, but it will have the right, depending on stock market conditions, to designate itself as a purchaser, and purchases of such stocks can be made at fair market price. [Article 7.5]

(8) LTCB will endeavor to sell unlisted stock—with the exceptions of shares of designated subsidiaries, restricted shares (fractional shares, numbers of stock less than the trading unit, and shares which cannot be sold for legal reasons for at least five years even with the consent of the issuer), and shares of failed issuers—prior to the Closing and for five years following the Closing to DIC or third parties. The profit or loss on such sales (the difference between the fair price at the time of sale and the value at the base date) over the five-year period following the Closing will belong to DIC. For such stock that cannot be sold, the difference five years after the Closing between the fair price and the book value on the base date will belong to DIC. [Article 7.1 and 7.2]

(9) LTCB will continue to hold shares of designated subsidiaries, restricted shares, and shares of failed issuers. [Article 7.1]

6. Sale of Reprivatized LTCB Shares Held by DIC

(1) When the market value of shares in the Reprivatized LTCB held by DIC exceeds ¥500 billion, the Reprivatized LTCB can request DIC to sell a certain number of its common shares at fair market price and to convert the preferred shares held by DIC into common stock. [Article 3.5]

Notes: 1. If the price of the Reprivatized LTCB's common stock reaches ¥440 per share, the market value of stock held by DIC on a common stock conversion basis will reach ¥500 billion.
2. If the price of the Reprivatized LTCB's common stock rises to ¥465 per share and all preferred shares mentioned in 2. (2) above are converted to common shares at this price and then sold, the capital gain of DIC on outstanding preferred shares would be ¥250 billion.

(2) Consent to such requests shall not be unreasonably withheld by DIC. [Article 3.5]

7. Continuous Ownership of Loan-Related Assets

(1) The Reprivatized LTCB will retain ownership of all loan-related assets that were determined by the FRC to be "assets appropriate for LTCB to continue to own" (hereinafter, "Appropriate Assets"). [Article 10]

(2) For the Reprivatized LTCB to maintain good relationships with borrowers of loan-related assets, Partners represents that it will have the Reprivatized LTCB manage its loans based on the following basic policies for at least three years from the Closing. Specifically, unless compelling reasons otherwise require, the Reprivatized LTCB (i) will not sell the loan-related assets, (ii) will not collect loans abruptly, and (iii) will meet the proper finance needs of borrowers by, for example, renewals and provision of seasonal funds. [Article 11]

Notes: 1. The term "not collect abruptly" in (2) above means that the Reprivatized LTCB will honor borrowers' contractual rights in respect of the relevant due date and will not change the due date adversely against the borrower.
2. Instances of "compelling reasons" referred to above shall mean in the case of (i) arranging loan participations, securitization of loans, and other similar activities that are undertaken for providing supplementary sources of financing for the Reprivatized LTCB's operations and are not contrary to the intent of protecting the borrower. In the cases of (ii) and (iii), compelling reasons include circumstances where it is reasonably foreseeable that the Reprivatized LTCB would incur losses if it did not collect or it consented to renewals.

8. Reserves

Reserves will be provisioned according to the results of self-assessments conducted under the Financial Inspection Manuals issued by the Financial Supervisory Agency and the reserve guidelines established by the Japanese Institute of Certified Public Accountants.

9. Warranty of Loan-Related Assets

(1) Under the Agreement, DIC will be deemed to have transferred loan-related assets to the Reprivatized LTCB as of the Closing. [Article 8.1(1)]

(2) If, during the three years after the Closing, a Defect is found with respect to any loan-related assets and the value of the asset declines 20% or more, the Reprivatized LTCB shall have the right to cancel its purchase of such assets of the relevant borrower(s) by exercise of this right, retroactively to the Closing. [Article 8.1 (1)]

(3) If the cancellation right is exercised, the Reprivatized LTCB will transfer the asset to DIC, and DIC shall pay the Reprivatized LTCB the Original Value of the asset (after subtracting reserves set aside against the loan, hereinafter, "Original Value" shall mean the value of assets net of loan loss reserves). (If there have been repayments of principal, these will also be subtracted from Original Value.) [Article 8.2 (5)]

(4) The decline in asset value of 20% or more, mentioned in (2) above, shall mean that total Current Value (after deduction of reserves, hereinafter "Current Value" shall mean the value net of loan loss reserves) of all claims against a single borrower has declined 20% or more in comparison with Original Value. [Article 8.1 (4)]

(5) "Defect," mentioned in (2) above, shall mean that for those loans judged to be "Appropriate for LTCB to continue to own" by the FRC prior to Closing circumstances are deemed to have changed or become untrue within three years from the base date. Defects will not include those cases where event(s) causing the change or leading to circumstances no longer being true are attributable solely to Partners or the Reprivatized LTCB after the purchase of LTCB. [Article 8.1 (2)]

(6) In cases where the basis for judging certain assets to be Appropriate used by the FRC is not clearly indicated (for example, claims on normal borrowers are, in principle, deemed to be Appropriate), and certain objective event(s) indicating problems related to specific borrowers is (are) identified, such event(s) shall be deemed as prima facie evidence of the existence of a Defect. [Article 8.1 (2)]

Note: For example, if, within three years of the Closing, principal or interest on loans to a borrower classified immediately prior to the Closing as normal become overdue three months or longer, the Reprivatized LTCB can presume that a Defect exists.

(7) If the Reprivatized LTCB receives a formal request from a borrower for forgiveness of indebtedness and accepts this request, the cancellation rights can no longer be exercised by the Reprivatized LTCB for this borrower. [Article 8.1 (5)]

(8) Loan-related assets for which the cancellation right applies shall be those in excess of ¥100 million to a single borrower and shall apply to loan-related assets renewed and rolled over after the Closing, which are effectively the same as loan-related assets at the time of the Closing, but excluding new ones. [Article 8.1 (1)]

(9) If an event of force majeure, such as war, natural calamity, or economic depression, occurs within three years from the Closing leading to a deterioration of the condition of borrowers, the payment responsibilities of DIC will be limited. If an event that appears to be force majeure occurs, DIC and the Reprivatized LTCB shall hold discussions in good faith as to whether the event constitutes force majeure and whether the deterioration of the condition of the obligor was due to force majeure and then seek to determine a fair sharing of the burden between DIC and the Reprivatized LTCB. [Article 8.3]

(10) If cancellation rights are exercised, the Reprivatized LTCB shall give notice to DIC on a quarterly basis. If DIC does not consent to the Reprivatized LTCB's determination and discussions do not lead to a resolution of the disagreement, the matter will be considered by an independent accounting firm chosen jointly in agreement by DIC and the Reprivatized LTCB. Both parties will respect the results of the accounting firm's deliberations, but, in the event the dispute is not resolved, the parties may present the matter to courts of law. [Article 8.2]

(11) The Agreement also deals with the details of Defects in loan-related assets, including commitment lines and other arrangements. [Article 8.1 and other sections of the Agreement]

10. Measures to Reduce Credit Risk of Derivatives

DIC will reimburse the Reprivatized LTCB for losses incurred when counterparties to derivative transactions with LTCB go into bankruptcy or otherwise cannot meet their obligations. This applies to derivative transactions outstanding at the base date and covers losses of ¥5 billion or more incurred within five years from the Closing.

11. Board of Directors and Management [Article 9]

(1) Masamoto Yashiro is scheduled to become Chairman and Representative Director, President, and Chief Executive Officer.

(2) A majority of the directors will be Japanese nationals.

(3) The following are scheduled to become directors of the Board: Takashi Imai, Hirotaro Higuchi, Timothy Collins, and J. Christopher Flowers.

(4) Paul Volcker has consented to serve as senior advisor.

12. Representations and Indemnification [Article 5]

(1) As is common in corporate acquisition contracts, the Agreement includes representations and indemnification matters related to DIC and Partners.

Note: For example, DIC represents to Partners that certain matters related to LTCB are true and correct. These include compliance with relevant laws, possession of necessary permits and licenses for its operations, absence of violations of intellectual property rights, appropriateness and validity of its lending transactions, accuracy and fairness of its financial statements for the year ended March 31, 1999, and the six months ended September 30, 1999, accuracy of its tax returns, and other matters. Partners represents as true and correct the names of investors in Partners, the percentage ownership, authority, summary of the decision-making processes, and the adequacy of funds to complete the acquisition.

(2) DIC also agrees to indemnify Partners in the event that certain representations are subsequently found incorrect. For example, if there is any incorrectness of any of the representations for corporate tax, etc., with respect to LTCB that causes the Reprivatized LTCB to pay any corporate tax, etc., DIC guarantees to indemnify Partners if DIC's representations are found incorrect at any time during the five-year period following the Closing. For matters other than taxation, the period for indemnification is three years. (The Reprivatized LTCB must notify DIC of the exact circumstances—occurring within the three-year period—which lead to losses, but determination of the amount of damages through litigation may go beyond three years.) Indemnity for breach of representations for matters other than taxation shall not be paid if the total amount of damages is ¥5 billion or less, but when damages exceed ¥5 billion, DIC is liable to pay ¥100 million or more per breach of representation. Indemnification for corporate tax, etc., is based on the amount of tax actually paid.

(3) Partners is liable for breach of representations for three years following the Closing. (DIC must provide notice to Partners of any breach that occurs within the three-year period and leads to damages, but determination of the amount of damages through litigation may go beyond three years.) Indemnity for breach of representations shall not be paid if the total amount of damages is ¥5 billion or less, but, when damages exceed ¥5 billion, Partners is liable to pay ¥100 million or more per breach of representation.

13. Covenants [Article 6]

DIC and LTCB promise to abide by covenants that are normally included in corporate acquisition contracts from the time of the signing of the Agreement through the Closing.

Note: For example, DIC promises to cause LTCB to continue to operate its business in a proper manner consistent with sound banking practices. DIC also promises not to allow LTCB to sell important assets, with the exception of assets that are not Appropriate for LTCB to own, change its Articles of Incorporation, or engage in any action that would lead to breach of representations. For its part, LTCB promises not to conduct any capital-related transactions, such as stock splits or issuance of new stocks, incur any indebtedness that would be inconsistent with sound bank management, make any acquisition, or execute any contract or agreement which would have a material adverse effect. From the time of the signing of the Agreement through the Closing, LTCB must provide reasonable access to information related to LTCB's finances and operations in response to reasonable requests from Partners.

Notes: I. Information in brackets, such as [Article 6], refers to sections of the Agreement.
II. The source of the information contained herein is a document prepared by the Secretariat of the Financial Reconstruction Commission entitled Summary of the Final Agreement Regarding the Acquisition of The Long-Term Credit Bank of Japan.

Organization

As of July 22, 2002



Banking Infrastructure Group
Institutional Banking Group
Risk Management Group
Retail Banking Group
Nomination and Compensation Committee
Secretariat
<Chief of Staff>
Board of Directors
CEO
Management Committee
Legal and Compliance Division
(Legal Department)
Internal Audit Division*
(Investigation Department)
Office of Executives
Relationship Group
Audit Committee
Finance Group
Statutory Auditors
Board of Statutory Auditors
Office of Statutory Auditors
Corporate Strategy Division
Credit Assessment Division
New York Representative Office
* The Internal Audit Division reports not only to the President but also to the Audit Committee directly.

Major Subsidiaries and Affiliated Company

As of March 31, 2002

Major Subsidiaries	Voting Interest (%)
Shinsei Trust & Banking Co., Ltd.	100.00%
Shinsei Information Technologies Co., Ltd.	100.00
Shinsei Business Service Co., Ltd.	100.00
Shinsei Real Estate Valuation Services Co., Ltd.	100.00
The Shinsei Card Co., Ltd.	100.00
Shinsei Securities Co., Ltd.	100.00
Shinsei Bank Finance N.V.	100.00
BM Finance Co., Ltd.	0.00
BM Enterprise Co., Ltd.	0.00
Major Affiliated Company under Equity Method	
BlueBay Asset Management Limited	25.00

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Stock:
5,000,000,000
Preferred Stock:
674,528,000

Number of Shares Issued
Common Stock:
2,717,075,212
Preferred Stock:
Series 2 74,528,000
Series 3 600,000,000

Number of Stockholders 4

Stockholders
New LTCB Partners C.V. (*)
(98.94% of common stock)
GGR Cayman L.P.
(1.05% of common stock)
Deposit Insurance Corporation of Japan
(100.00% of series 2 preferred stock)
Resolution and Collection Corporation
(100.00% of series 3 preferred stock)

(As of March 31, 2002)

*Parties investing in New LTCB Partners include: UBS/Paine Webber (U.S.A.), Deutsche Bank (Germany), Mellon Bank Corporation (U.S.A.), The Bank of Nova Scotia (Canada), Banco Santander Central Hispano (Spain), RIT Capital Partners (U.K.), GE Capital Commercial Finance (U.S.A.), Travelers Investment Group, Inc. (U.S.A.), ABN-AMRO Bank (Netherlands) and Ripplewood Holdings Group (U.S.A.)

Network
Americas:
New York Representative Office
Grand Cayman Branch
Shinsei Bank Finance N.V.
Domestic:
Head Office (Tokyo)
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Hibiya Branch
Roppongi Branch
Shibuya Branch
Hiroo Branch
Meguro Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Namba Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch
(As of July 22, 2002)
Sub-branches (ATM only):
Keikyu Station Bank
3 locations
Co-managed under a tie-up with IY Bank Co., Ltd.
3,573 locations
(As of March 31, 2002)

For further information, please contact
Corporate Communications Division
SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME,
CHIYODA-KU, TOKYO 100-8501, JAPAN
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.co.jp
E-mail: webmaster@shinseibank.co.jp

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN